05012535

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

REGISTRANT'S NAME: Cobham plc

*CURRENT ADDRESS: Brook Road
Wimborne
Dorset
BH21 2BJ United Kingdom

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34923 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DAT : 11/15/05

82-34923

Cobham plc Annual Report & Accounts 2003

ARIS 12-31-03

RECEIVED



COBHAM

Aerospace Systems, Avionics, Flight Operations & Services



Cobham's principal activities are:

the design, manufacture, sale and support of fluid and air distribution components and systems, countermeasures, air refuelling equipment, aviation auxiliary mission equipment and life support equipment for the aerospace and defence markets

the design and supply of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, homeland security, search and rescue and communication markets

the operation, modification and maintenance of aircraft in the aerospace and defence markets for military training, outsourced special mission flight operations, freight and passenger services



FR-HITEMP designs and manufactures the engine build up equipment for the Rolls Royce Trent engine family.

By permission of Rolls-Royce.

Contents

National Air Support, a Cobham Flight Operations & Services company, provides the Coastwatch Service which sighted a novel alert sign on the north-west coast of Australia.


CUSTOMS

Mr Howard Holdsworth standing in front of a Coastwatch Islander aircraft based in Broome, Western Australia, flanked by the crew and police who took part in his rescue.

Cobham at a Glance

Cobham has consistently pursued an aggressive approach to building and managing a diverse portfolio of aerospace and defence businesses. This strategy has generated strong shareholder returns. The group remains in a financial and strategic position to sustain success.

AEROSPACE SYSTEMS

This new grouping has brought together Cobham's capabilities in design and manufacture of fluid and air distribution components and systems, life support equipment and aerospace oxygen systems, countermeasures, air refuelling, and aviation auxiliary mission equipment such as weapon carriage and release.

AVIONICS

Chelton has an extensive global presence with facilities extending into Europe, North America and South Africa. The group is one of the world's leading designers and suppliers of airborne antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures.

FLIGHT OPERATIONS & SERVICES

The FR Aviation group has developed to become a world leader in operation, modification and maintenance of aircraft in the aerospace and defence markets. The group specialises in military training, airborne surveillance, large military aircraft maintenance, and freight and passenger services.

Group Financial Highlights

Turnover

£832.6m (2002 - £734.6m) +13.3%

Analysis of Turnover ▫ Non Military ▫ Military


2003
£415.0m : 49.8%
£417.6m : 50.2%
£832.6m
2002
£371.8m : 50.6%
£362.8m : 49.4%
£734.6m
2001
£405.6m : 56.2%
£316.2m : 43.8%
£721.8m

Profit on ordinary activities before taxation[1]

£54.5m (2002 - £99.9m) −45.4%

Underlying profit on ordinary activities before taxation[2]

£135.3m (2002 - £115.8m) +16.8%

Earnings per Ordinary Share – basic

17.2p (2002 - 70.7p) −75.7%

Earnings per Ordinary Share – underlying


2003
93.5p
2002
86.4p
2001
75.4p

Earnings per Ordinary Share – fully diluted

17.1p (2002 - 70.2p) −75.6%

Earnings per Ordinary Share – underlying

93.5p (2002 - 86.4p) +8.2%

Interim dividend – paid 12 December 2003

8.36p (2002 - 7.60p) +10.0%

Dividend


2003
28.16p
2002
25.60p
2001
23.23p

Recommended final dividend – payable 2 July 2004

19.80p (2002 - 18.00p) +10.0%

Recommended dividend per Ordinary Share

28.16p (2002 - 25.60p) +10.0%

Notes

1 During 2003 an exceptional loss was made on the sale of the Westwind subsidiary of £64.1 million.

2 Underlying profit on ordinary activities before taxation, amortisation of goodwill, integration costs and the exceptional loss on disposal.

3 For 2003 the group adopted FRS 17 as its accounting policy for pensions. All 2002 comparatives have been restated to reflect this change.

Chairman's Statement

"In Cobham we have the people, products and services to satisfy our customers' future requirements and the strategy that will continue to increase total shareholder return"



Gordon Page

Results

Profit on ordinary activities before taxation decreased by 45% to £54.5m (2002 - £99.9m). Earnings per share decreased by 76% to 17.2p (2002 - 70.7p). These decreases were due to the exceptional loss on the sale of Westwind after goodwill previously written off to reserves in 1995 has been taken into account.

I am delighted to be able to report another set of record underlying results for 2003. Turnover for the year increased by 13% to £832.6m (2002 - £734.6m). Profit before tax, integration costs, goodwill amortisation and the disposal of Westwind rose by 17% to £135.3m (2002 - £115.8m). Underlying earnings per share of 93.5p (2002 - 86.4p) were 8% higher than for the comparable period last year. Your directors have recommended a final dividend of 19.80p (2002 - 18.00p) per share. Together with the interim dividend of 8.36p per share (2002 - 7.60p) which was paid in December, this represents an increase of 10% compared to 2002. Subject to shareholders' approval, the final dividend will be paid on 2 July 2004 to all shareholders on the register as at 4 June 2004.

The group generated cash from operations of £147.8m (2002 - £135.9m). Net debt at the year end of £154.4m (2002 - £188.8m) includes the cash cost of acquisitions completed in 2003 and represents a gearing level of 34% (2002 - 63%). The group invested £40.4m (2002 - £31.6m) in research and development, an increase of 28%.

Our 'Manufacturing' companies have been reorganised into a single Aerospace Systems group which is expected to show further growth in future years. Trading performance was much stronger in the second six months of the year. Excellent results were produced by all three business groups. Avionics has successfully acquired and integrated nine businesses.

Corporate development

The group will continue to strengthen its leading position in aerospace markets building on the skills and systems capability which have been developed in recent years. A combination of organic growth and acquisition will support this strategy which has produced consistent growth and an increasing return for shareholders over the past two decades.



The proposed UK future strategic tanker aircraft Airbus A330-200 converted to carry Flight Refuelling's centreline and wing pod refuelling equipment.

We completed a successful share placing in July.

Thirteen acquisitions were made during the year for a total consideration of £165.4m, including £14.4m of deferred and contingent payments. In December Westwind was sold to GSI Lumonics Inc. for £21m.

People

In November, I became the non-executive chairman of Cobham plc. At the end of July, Giles Irwin retired as group financial director after 20 years' service. In August, Robin Clark, managing director of Flight Refuelling Limited, left the company as a result of the reorganisation of the group's structure, mentioned above, after 22 years' service with Flight Refuelling Limited. My board colleagues join me in thanking them for their long and valuable contribution to the successful development of the group.

During the year there were two executive appointments to the board. In July, Warren Tucker became group financial director and in November, Andy Stevens was appointed managing director of the newly formed Aerospace Systems group. In March 2004, Marcus Beresford was appointed to the board as an independent non-executive director. I welcome each of them and look forward to their contribution in continuing our record of sustained profitable growth.

Outlook

The breadth of Cobham group activities is such that we are now able to manage variations in individual sectors with some confidence. Defence markets are growing in the USA and this has directly benefited the group. We have also successfully anticipated the technologies required by military priorities. Commercial aerospace still has some way to go before we can be confident that a genuine recovery is in progress. However, Cobham's presence on the most modern commercial aircraft and a growing aftermarket have, to some extent, mitigated the effects of the downturn in the commercial aerospace sector.

Overall, I am confident that in Cobham we have the people, products and services to satisfy our customers' future requirements and the strategy that will continue to increase total shareholder return.

Gordon Page Chairman
18 March 2004

Chief Executive's Review

"The Cobham group enters 2004 with a strong order book of £1.2bn, a streamlined organisation, a balanced portfolio of companies and its activities aligned with priority military expenditure confident that the business will continue its growth profile through 2004"



Allan Cook

Introduction

2003 proved to be a very successful year for Cobham. Significant progress was made in the implementation of our long-term strategic plan whilst delivering excellent financial results. New orders worth £925m were achieved and the order book at the end of 2003 stood at £1.2bn.

Organisation

Cobham's business has been organised into three specific product and service groups:

- Aerospace Systems
- Avionics
- Flight Operations & Services.

Aerospace Systems, under Andy Stevens, is a new group dedicated to the design and manufacture of fluid and air distribution, life support, countermeasures, air refuelling and aviation auxiliary mission equipment.

Geoff Cooper and Alex Hannam continue in their roles of group managing director, Avionics and Flight Operations & Services respectively.

I am confident that the executive team now in place will ensure Cobham's continued success in the years to come.

Strategic direction

The key tenets of Cobham strategy are:

- to sustain earnings growth in our existing businesses and to support further organic and acquisitive growth;
- to strengthen our focus and retain a balanced portfolio of companies which are leaders in their particular field;
- to seize opportunities as they arise with the aerospace and defence industry consolidation; and
- to create an environment which encourages, rewards and motivates staff at all levels within the organisation.

The group has, throughout 2003, worked steadily towards meeting these aims. Not least has been the achievement of sustained earnings growth in a dynamic and challenging business environment.



Components for Eurofighter Typhoon supplied by Cobham have a ship set value of some £800,000.

The successful acquisition of thirteen companies during this period, coupled with organic growth, has ensured a strong increase in revenue.

Work is being undertaken to ensure improvements in the group's operational performance as part of our continuous improvement programme. The divestment of Westwind to GSI Lumonics in December 2003 has further balanced our product and service portfolio and improved group underlying profitability.

The group continues to invest in new products, processes, facilities and people development to create a positive, challenging and productive working environment for its employees.

The group's success in 2003 gives us confidence in our strategic direction.

Markets

The aerospace and defence market is polarised between the military and commercial areas. Cobham has experienced growth in its military business, particularly in the USA. However, growth in European defence business is subject to budgetary pressure and there is a widening gap in research and development spending between other NATO countries and the USA.

In the civil aviation market the volume of air traffic has now stabilised following the downturn after 11 September 2001, the conflict in Iraq and the SARS virus epidemic. Airbus has, for the first time, outpaced Boeing in the supply of civil airliners. Cobham remains a major supplier to both companies and is well placed for any increase in the world demand, although it is difficult to predict when this will occur.

Prospects

The Cobham group enters 2004 with a strong order book of £1.2bn, a streamlined organisation, a balanced portfolio of companies and its activities aligned with priority military expenditure, confident that the business will continue its growth profile through 2004.

In January 2004, the Ministry of Defence announced that the AirTanker consortium, in which the group has a 25% shareholding, had been selected as the bidder which offers "the best prospect of securing a value for money PFI service" for the future strategic tanker aircraft (FSTA) – a 27 year programme to supply air refuelling capability to the Royal Air Force. It is expected that a contract will be awarded in 2005, allowing substantial benefits to the group companies engaged in the supply and support of equipment and through the group's shareholding in AirTanker.

The underlying strength of Cobham is based on the key positions which have been established in existing and future work platforms and programmes. This in turn relies heavily on market intelligence, excellent product technology and services and the enthusiastic support of all employees. I am delighted with the progress achieved in 2003 and remain confident of sustained success in the future.

Allan Cook Chief Executive
18 March 2004

Business Review

AEROSPACE SYSTEMS


Turnover† – third party
2003
£319.7m
2002
£292.8m
Operating profit†*
2003
£66.2m
2002
£53.7m

†Includes Cobham headquarters
*Excluding goodwill amortisation of £5.7m (2002 - £4.7m) and integration costs of £nil (2002 - £3.2m)

Review of operations

Flight Refuelling Limited (FRL) and US sister company **Sargent Fletcher Inc** (SFI) are complementary leaders in the design and manufacture of air refuelling (AR) and auxiliary mission equipment. Both companies have together met an accelerated United States Marine Corps requirement for C-130J AR capability by offering upgraded standard equipment. **FRL** has also continued the development of a refuelling pod to meet United States Air Force Special Operations Command (AFSOC) requirements. Earlier commitments have been met with the delivery of refuelling pods for both German and Royal Canadian Air Force A310 tankers and to Sukhoi for integration with an AR capable SU-30 fighter.

FRL being the AR equipment supplier to the AirTanker consortium, which is now the UK MoD's potential service provider for the FSTA contract, expects to retain its position as the premier AR provider for the foreseeable future.

SFI secured record sales and orders throughout the year. These orders amounted to US$103m and were largely influenced by refuelling pod orders for the C-130J and external fuel tank orders for the F-22 and Japanese Air Self Defence Force F-2 programmes.

FRL and **SFI** are also heavily engaged in the production and supply of weapon carriage and release systems. At **FRL**, bomb release unit orders were received from the Korean Air Force and for technology demonstration equipment in support of the Future Offensive Air Systems (FOAS) programme. Deliveries of Brimstone missile launchers to the Royal Air Force and multi-missile launchers for Sweden's JAS 39 Gripen defence fighters also commenced in 2003.

SFI further reinforced its position as a world leader in this field of specialised equipment by securing a contract to supply pneumatic bomb ejection racks for the Lockheed Martin F-16 and Boeing Small Diameter Bomb programmes.

FR-HiTEMP achieved satisfactory trading figures despite the continued recession in civil aerospace. Deliveries of fuel system equipment to Airbus have, however, been robust and demand for spares and repairs for both civil and military sources remain strong. The supply of replacement fuel pumps for Boeing 747 aircraft is now underway to three major airlines; more operators are expected to place orders shortly.

Cobham Fluid Systems, based at Blandford, responded to a UK MoD urgent operational requirement by supplying tactical fuel handling equipment to support the 2003 operation in Iraq.


A380

- With many new orders, 2003 was a successful year for the restructured Aerospace Systems group. Revenue growth was 9.2% and underlying operating profit has risen by 23.3%.

- **SARGENT FLETCHER** achieved record sales and developed key business in auxiliary mission equipment for the US Small Diameter Bomb programme.

- **CARLETON** has become the market leader in aviation oxygen systems.







Above: Tornado GR4 with Brimstone missiles carried on Flight Refuelling missile launchers.

Centre: F-15E with Boeing Small Diameter Bomb mounted on a Sargent Fletcher pneumatic weapons carriage system.

Below: Flight Refuelling Common Rail Launcher fitted to Sea Harrier FA2.

Business Review continued

AEROSPACE SYSTEMS CONTINUED



Left: Conax automatic life vest inflation device.

Far right: FR-HiTEMP Boeing 747 fuel boost pump and canister.

Below right: Conax water activated parachute release units.

Cobham's defence pyrotechnic business is now called Cobham Countermeasures. Within this area, **Wallop Defence Systems** is presently embarked on a three-year contract worth £23m to supply infra-red (IR) countermeasures to an overseas customer. This work runs alongside the company's supply of similar products to the UK MoD. The provision of a world-class manufacturing facility in Milan, Tennessee, has now allowed **FR Countermeasures** to commence manufacture of IR flares for a United States Navy order.

"Conax Florida, which supplies electro-explosive devices and gas storage systems, had a record order intake. Strong demand from the US Military has continued for water activated parachute release and life vest inflation systems"

Stanley Aviation finished the year with a record order intake. Long term positions were secured with Boeing on the C-17 programme for the supply of couplings and tubing products and with the Engine Alliance (Pratt & Whitney and General Electric) for the Airbus A380's GP700 engine handling system. Equipment scheduled for the Lockheed Martin F-35 Joint Strike Fighter will translate from the design to the manufacturing phase in 2004. In late 2003, the acquisition of Sierracin Harrison extended **Stanley**'s range of hydraulic fittings products.

Conax Florida, which supplies electro-explosive devices and gas storage systems, had a record order intake. Strong demand from the US military has continued for water activated parachute release and life vest inflation systems. The company's IR sector components already being supplied for the Javelin anti-armour missile are confidently predicted to feature on other weapon programmes.

Carleton Technologies has further enhanced its global reputation as a prime supplier of high pressure actuation and deployment systems. The production of kits for the Paveway II guided bomb now exceeds 1,200 per month. Alongside this, manufacturing has also commenced on wing and fin deployment actuators for the joint air to surface standoff missile. Development contracts for other weapon applications have also been received.

Carleton Life Support Technologies in Canada has consolidated its position as a leading supplier of re-breathing apparatus. Major contracts have been received from both the United States Navy and Royal Navy.

In June 2003 **Carleton** acquired **Dräger Aerospace** in Germany. This company is now firmly established as the sole source provider of emergency oxygen systems for Boeing's commercial aircraft. After its purchase by Carleton in August, Northrop Grumman Life Support Division was renamed **Carleton Life Support Systems Inc.** The company leads the field in the supply of on board oxygen generation and on board inert gas generation systems.







Business Review continued

AVIONICS


Turnover – third party
2003
£316.1m
2002
£251.5m
Operating profit*
2003
£60.8m
2002
£51.9m

*Excluding goodwill amortisation of £8.4m (2002 - £6.3m) and integration costs of £0.8m (2002 - £nil)

Review of operations

Chelton Electrostatics completed the first phase of a programme to develop an anti-jam GPS antenna system and also made the first deliveries of a GPS signal distribution system for the Rafale and Mirage 2000.

Contracts were received from AgustaWestland and Eurocopter for helicopter mounted equipment which included antennas for the Bowman radio (Apache) and wide band direction finders (Tiger). Significant orders were also placed for airborne terrestrial trunked radio systems (TETRA) for the UK Police, upgraded communications equipment for Turkish military helicopters, Korean T-50 and KO-1 production items and an advanced lo-observable communications antenna for the F-16.

European Antennas has expanded from the commercial antenna business area and a landmark initial contract was signed with Inmarsat for regional broadband global area network remote antennas. In July, Thales Antennas was acquired and renamed **Racal Antennas**. The company is now supplying antennas for the UK Bowman project. Deliveries for this £11m contract will continue until mid 2007. **Racal Antennas** is also the prime supplier for a 3.5GHz UK broadband network with a contract value worth several million pounds.

Culham Electromagnetics and Lightning participated in Eurofighter lightning trials and the completion of a programme with major European aerospace companies which investigated electromagnetic hazards in aircraft structures and systems.

Omnipless received full Inmarsat approval for its high-gain electronically steerable satcom antenna. The company's rugged UHF Satcom-On-The-Move antenna has now been selected for the US forces joint tactical radio system (JTRS).

The acquisition of **Orion Electronics** opened the homeland security market for Chelton Avionics. **Orion**'s precision satellite tracking product base performed beyond financial expectations in 2003 and promises continued strength in 2004. **Micromill Electronics** enjoyed a record level of business in its UK and overseas homeland security markets. Joint product development with **Orion Electronics** will see the launch of further innovative surveillance equipment.

Chelton Defence Communications delivered, during its first full trading year, over 2000 AN/VIC3* vehicle intercom systems. This has equipped four brigades of the US Army's new Stryker light armoured vehicle.

The Chelton Composites group acquired **Atlas Composites** which provides expertise in tool manufacture and rapid

** US designation for vehicle interphone communications.*



- **CHELTON** has achieved a thirteenth record year of sales performance. Revenue growth was 25.7% and underlying operating profit increased by 17.1%.
- Worldwide demand for the group's antenna products has been complemented by further growth in its avionics, communication, navigation and audio businesses and the first sales of certified electronic flight instrument systems.







Above: Sea Tel's model 9767 microwave satellite communication equipment.

Centre: Slingsby Aviation Firefly supplied to the RBAF.

Below: Both Kevlin and Sivers produce microwave rotary joints for air traffic control primary radar systems.

Business Review continued

AVIONICS CONTINUED



Left: Chelton Applied Composites missile launcher.

Right: Omnipless HGA 7000 ultra thin high gain speed data Aero H+ antenna.

Far right: ERA's Diamond range satellite link antenna deployed in Washington DC.

Below right: Chelton Defence Communications' ROVIS fighting vehicle intercom system.

prototyping. **Cobham Composites** supplied structures for the ASTOR programme and manufacture of the SAMPSON radar array has continued. **Chelton Radomes** continued deliveries for Eurofighter and a number of radomes for the EH101 for the Italian Navy. **Slingsby Aviation** delivered the first propulsor duct for the Astute class submarine and was awarded a contract for the manufacture of fuselages for Liberty aircraft while continuing production of kits for the Europa composite aircraft. **Chelton Applied Composites** had a successful first year under Chelton ownership, winning contracts for shoulder launched missile canisters and also establishing a testing facility to support the JAS 39 Gripen radome programme.

"Kevlin continues to be a major supplier of microwave rotary couplers for both civil and military radar applications. The air traffic control ground radar market provided substantial new business."

Air Précision increased its share of the high end slip-ring market and created a US marketing presence. The company also received production orders for landing and searchlights and new GPS clocks. At **TEAM**, the first prototype A380 radio and audio management system was delivered and the company commenced deliveries of digital audio management units for all current Airbus and Pilatus PC9 aircraft. **Sivers** expanded further into air traffic control radar applications, principally in the Raytheon digital airport surveillance radar programme.

In the USA, **Atlantic Microwave** commenced production deliveries of its next generation receive terminal (NGRT), part of the US military's global broadcast service. **Atlantic Positioning Systems**, formed in 2003 from the assets purchased from the Xybion Corporation, provides high-end electro-optical positioning equipment that supports **Atlantic Microwave**'s growing RF antenna and electro-optical business. **Continental Microwave** completed integration of the Airtron product line and won new surveillance and weather radar flat plate antenna business. **Kevlin** continues to be a major supplier of microwave rotary couplers for both civil and military radar applications. The air traffic control ground radar market provided substantial new business which required the upgrading of multi-channel rotary joint/slip-ring/encoder systems.



Nurad received new business including contracts for expendable decoy antennas, electronic warfare antennas and radomes, and antennas and radomes for unmanned aerial vehicles (UAV). The company's technical capabilities were increased by the completion of a compact range test facility for radar cross section and antenna measurements and a unique high power, high temperature, high altitude test facility.

In the search and rescue sector, **Artex** and **ACR** performed exceptionally well in their respective airborne and maritime markets. The acquisition of **Nauticast** strengthened **ACR**'s position for the pending US Coast Guard automatic identification system shipboard mandate. **Seimac** added a maritime locator beacon product line via the acquisition of **Novatech**, whilst development of its spread spectrum radio and completion of a military personal locator beacon is expected to enhance its performance in 2004. The acquisition of **Sea Tel** expanded Chelton's maritime market presence into the high performance, stabilised antenna and data transmission arenas.







Northern Airborne Technology maintained its growth with the acquisition of **dB Systems**, a Seattle-based manufacturer of digital intercommunications products. **Chelton Flight Systems** certified their electronic flight instrument system (EFIS), attaining supplemental type certification for more than 600 aircraft types and delivering initial systems, on time, to the FAA's Capstone programme. Over 50 certified systems, beyond Capstone, were delivered in the fourth quarter of 2003. **Wulfsberg Electronics** division's strong performance was driven by activity in its APCO-25** multiband radios, by continuing demands for the Series III product line and with manufacture of the **Chelton Flight Systems**' EFIS and autopilot products. Development of a new FliteLine digital radio family promises a strong performance in 2004/2005.

In a weak general aviation marketplace, **Comant**'s successful range of ComDat multi-function antenna products resulted in record sales and profit levels being achieved.

Towards the end of the year **Chelton** acquired UK-based **ERA Technology** with over 300 highly skilled professional engineers and scientists.

*** Association of Public Safety Communications Officers.*

Business Review continued

FLIGHT OPERATIONS & SERVICES


Turnover – third party
2003
£179.7m
2002
£174.8m
Operating profit*
2003
£21.9m
2002
£19.3m

*Excluding goodwill amortisation of £1.8m (2002 - £1.7m)

Review of operations

In the UK **FR Aviation**'s £24m Falcon 20 fleet upgrade programme contracted by the UK MoD is progressing well with two aircraft fully converted and in operational service as planned. The programme calls for a further six aircraft to be converted in 2004 with the remaining six in 2005.

A company Falcon 20 aircraft is engaged in the operational evaluation of the Eurofighter Typhoon Defensive Aids Sub System (DASS) and will continue to support Typhoon's entry into service and ongoing development of DASS.

FR Aviation Services (FRAS), working with BAE SYSTEMS under a partnering agreement, extended the scope and duration of its existing Nimrod MR2 aircraft maintenance contract at RAF Kinloss. **FRAS** has been nominated as the preferred maintenance provider for the Nimrod MRA4 when it enters service.

Tank Devils, the company's specialist fuel tank repair services business, has continued to expand successfully in the UK and mainland Europe and now actively supports 42 aircraft operators.

Flight Precision Limited (FPL) signed a five-year contract with the Manchester International Airports group, for Manchester International and its associated airports, to ensure all the equipment needed to guide aircraft to and from runways is regularly checked and calibrated. The contract came as **FPL** celebrated its tenth anniversary, during which time it has become the European leader in the outsourced calibration of civil and military airports. In support of the UK MoD, **FPL** sent an aircraft to Basra, Iraq, on three separate occasions during 2003 to install new navigation aids prior to the re-opening of the airport.

The group's Australian subsidiaries produced a strong trading performance with some notable achievements. **National Air Support** (NAS), which focuses on government and special mission aviation opportunities in Australia and the Asia Pacific region, completed the installation of an Inmarsat system into its fleet of five Dash 8 aircraft. In so doing it became the world's first civilian aerial surveillance operator to provide such a system, transmitting real time video, still images, radar, voice and data from patrolling Coastwatch aircraft via satellite direct to the Customs' national surveillance centre. It was one of the company's Coastwatch aircraft, operating a routine surveillance exercise, which played a pivotal role in the recent successful rescue of a British tourist on a remote Australian beach. **NAS** also renewed a three-year contract with the developer of the laser aerial depth sounder system to operate a Dash 8 aircraft in Australia and on worldwide deployments.

During the year **National Jet Systems** (NJS), which focuses on freight and passenger services, entered into a new



- Flight Operations & Services strong order book extends to 2012, revenue increased by 2.8% and underlying operating profit by 13.5%. The group operates a fleet of 135 fixed and rotary wing aircraft in the UK, Europe, Asia Pacific and Australia.

- New long-term contracts have been won including the supply and support of aerial targets for the UK MoD and, with Australian Air Express, Australia's largest overnight freight service, extending existing air freight operations.







Above: FB Heliservices provide rotary wing support to British Forces overseas.

Centre: FR Aviation Falcon 20 prepared for Eurofighter Typhoon Defensive Aids Sub-System trials.

Below: FR Aviation Services offer a complete fuel tank repair and maintenance service to 42 operators.


CHRISTMAS ISLAND
COCOS ISLANDS
DARWIN
PORT MORESBY
COVE
CAIRNS
BROOME
TOWNSVILLE
TANAMI
THE GRANITES
BARROW ISLAND
TELFER
NEWMAN
ALICE SPRINGS
GOLDEN GROVE
MOOMBA
BRISBANE
COOLANGATTA
KALGOORLIE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
HOBART

Left: Australian operations provided by National Jet Systems and National Air Support.

five-year support contract with Minara Resources, Australia's largest nickel mine, and secured a two-year contract with the giant Newcrest Telfer Gold Mine. Both mines are located in Western Australia. Building on its relationship with Australian Air Express in cargo operations, **NJS** won a seven-year extension to its existing BAe 146 freighter contract. In addition, **NJS** won a new A$100m contract to operate five Boeing 727 aircraft, acquired as part of TransAustralian Air, consolidating its position as the market leader in the provision of overnight freight services. The new service will see more than 59 million kilograms of freight delivered annually to Australia's major cities.

> *"FR Aviation's joint venture with Bristow Helicopters, FBS, continues to provide exceptional levels of aircraft availability with its fleet of 38 AS 350 Squirrel and eleven Bell 412 Griffin aircraft, training more than 200 pilots a year"*

FR Aviation's joint venture with Bristow Helicopters, **FBS**, has successfully completed its sixth year of a fifteen-year support contract to the tri-service UK Defence Helicopter Flying School at RAF Shawbury, RAF Valley, and the School of Army Aviation at Middle Wallop, adding a further two Bell 412 Griffin helicopters in the year. It continues to provide exceptional levels of aircraft availability with its fleet of 38 AS 350 Squirrel and eleven Bell 412 Griffin aircraft, training more than 200 pilots a year.

2003 also saw further expansion following the successful introduction to service of three Bell 212 helicopters providing support to the British Army in Belize and four Bell 412 helicopters for the British forces in Cyprus. These contracts run for three and five years respectively.

AVdef, the French-based joint venture, had another successful year growing its order book with the addition of two three-year contracts with the French Navy and Direction Générale de l'Aviation Civile. The company will begin a new high speed target service in 2004 using its recently acquired A4 Skyhawk aircraft.

Business Review continued

TECHNOLOGY AND PRODUCT DEVELOPMENT

Research and Development expenditure


2003
£40.4m
2002
£31.6m
2001
£28.2m
2000
£21.6m
1999
£20.1m

Part of Cobham's success has been from its long term strategy of investment in innovation. In 2003 Cobham increased the level of development expenditure by some 28% to £40.4m. This equates to 6.4% of annual revenue in the Aerospace Systems and Avionics product areas. Investment at this level is expected to continue.

In the Aerospace Systems group **Sargent Fletcher**'s advanced technology is currently embracing a non-pyrotechnic store ejection system and an autonomous hook-up system for use in air vehicle docking operations. A new control system, for use with **Flight Refuelling**'s 900 Series aerial refuelling pods, is now being implemented on the AFSOC KC-130H tanker aircraft. Consistent with today's glass cockpit designs, it allows multiple refuelling systems to be controlled from a single multi-function display. Additional benefit is gained by single point access for improved maintenance diagnostics. The lessons learned during the development of the low-speed variable drag drogue (VDD) for the KC-130H air refuelling pods will significantly assist the design of a new high-speed VDD for use on the Future Strategic Tanker Aircraft. In the case of the KC-130H, the VDD facilitates refuelling of multi-receivers, i.e. helicopters, tilt-rotor and low-speed fixed-wing aircraft, during the same mission.

Chelton has focused specifically on satellite communications systems, digital radio technology and cockpit avionics equipment. Continued development of the electronic flight instrument system (EFIS) at **Chelton Flight Systems** has led to approval for use on helicopter platforms. This investment was rewarded by winning NASA's prestigious 'Turning Goals into Reality' award. Chelton's consolidation as a major sub-system provider is evidenced by the ongoing investment in interference cancellation technology and the introduction of a range of customised high power solid state microwave switching networks.

The addition of **ERA Technology** to the Chelton group has added substantial research and development capability across the Cobham group.

"Part of Cobham's success has been from its long term strategy of investment in innovation. In 2003 Cobham increased the level of development expenditure by some 28% to £40.4m"

Cobham's Commitment to Corporate Social Responsibility

As a multi-national organisation, Cobham plc recognises its corporate social responsibility (CSR) to carry out business in an economically, environmentally and socially responsible way.

Over the past year a strategy has been developed that incorporates many elements of CSR which were already in place. This has resulted in a revised corporate framework that provides a set of principles to guide behaviour and business operations for our employees at all levels. It addresses business ethics, anti-fraud, equal opportunity, health and safety, environment and community involvement.

The strategy also includes the development of key indicators and a supporting data collection infrastructure for the measurement of CSR performance.

A CSR working group, which includes corporate, environmental, health and safety and communication personnel has now been established.

Our Performance at a Glance

In 2003 a number of key performance indicators were identified which allowed CSR performance to be measured and a supporting data collection system was introduced across the Cobham group.





Left: ACR President Paul Frank and colleagues holding pallets of silicone compound coated circuit boards. ACR installed an automated system for coating circuit boards in 2003. The coating replaced a high solvent compound coating system.

Right: The source of our quality is the skills of our workforce, typified by the assembly of a radar coolant pump shown here.

Looking after the environment

Under the group's environmental policy Cobham is committed to meeting legislative requirements, to the prevention of pollution and to the continuous improvement of environmental performance.

In 2003:

- A high-level environmental impact analysis was conducted at the start of the year.
- 19 sites have developed an Environmental Management System (EMS), six of which are certified to ISO 14001. A further seven sites have plans to implement an EMS.
- Energy consumption was approximately 776k gigajoules, equating to 0.93 gigajoules per £1,000 of turnover.
- Greenhouse gas emissions from electricity use was 40,042 tonnes of carbon dioxide equivalent (CO_2-e), approximately 4 tonnes of CO_2-e per employee.
- Water consumption was 201,839m^3, equating to around 22m^3 per employee.
- 136,542 tonnes of waste was generated, 60% of which was recycled.

Key goals in going forward

It is recognised that implementing an effective CSR strategy is a long-term challenge and work will continue towards meeting the following goals in 2004:

- Refinement of the data collection and reporting system.
- Verification of CSR performance as part of the Cobham assurance process.
- Expansion of key performance indicators and the setting of performance targets.
- Completion of a revised organisation-wide corporate framework and the setting out of policies in the CSR area.
- Using the Cobham internet website to communicate with stakeholders and facilitate CSR awareness and continual improvement within the group.

Looking after our workforce

Cobham's human resources policies seek to provide all employees with a safe place to work, equality of opportunity and freedom from harassment. Career and skills development of people is the key to future growth and success, with training an essential element of everyday business activity.

In 2003:

- The average number of employees within the Cobham group was 8,990. Of these 23% were women.
- Greater than 50% of the group's employees have more than five years' service.
- Worldwide, 77 injuries and other occurrences were recorded which were reportable under UK legislation. Overall incidence rate, as defined by the UK Health and Safety Executive, reduced by 19% from 945 in 2002 to 769.
- No penalties or fines were received for health and safety matters.
- Companies throughout the group continued to develop leadership programmes, including the Cobham Managing for Excellence programme.
- Development of targeted training activity is being assisted by enhancing the group's appraisal and mentoring systems.

Working with the community

The maintenance of good community links is clearly fundamental to Cobham's long term viability and success.

In 2003 support for community issues and events included:

- The support of CANTEEN, a charity for children with cancer, by **National Jet Systems** in Australia. This involved fundraising activities and providing a flight on a BAe 146 for sick children.
- The donation by **Artex** (USA) of time and money to a local trust that provides activities for children with special needs.
- The provision by **Credowan** (UK) of sports kit for a local soccer team and sponsorship of a local school.
- The support by **Cobham** of Young Enterprise in Dorset, UK, which is designed to bring business experience into schools.

In addition, **ERA Technology** (UK) was awarded a contract by the UK Department for International Development for the development and trial of innovative hand-held mine detectors for use in worldwide humanitarian landmine clearance operations.

Financial Review

"These underlying results represent another record for the group. They complete a year that has also seen a successful share placing, 13 acquisitions and the disposal of Westwind. I believe the group is well positioned for the future"



Warren Tucker

Financial record

- In 2003 the share price increased by 14.4% and Cobham delivered total shareholder returns of 16.9%.
- Operating cash flow of £108.6m (2002 - £106.9m), which is a conversion rate of 76% (2002 - 90%) to operating profit (excluding the exceptional impact of the loss on the disposal of Westwind, integration costs of £0.8m (2002 - £3.2m), goodwill amortisation and profits from joint ventures and associates).
- Free cash flow £77.3m (2002 - £74.7m).
- Underlying profit before tax up 16.8% to £135.3m (2002 - £115.8m). Underlying profit excludes integration costs, the impact of the loss on the disposal of Westwind and goodwill amortisation.
- Underlying earnings per share rose 8.2%.
- Recommended dividends per share increase of 10%.

Accounting policies

The board has reviewed the accounting policies in accordance with FRS 18 and determined they are appropriate for the group. The board has decided to adopt FRS 17 for accounting for pension costs. The 2002 comparative results have been restated to reflect this change, with the main impacts being an additional credit to 2002 profits before tax of £0.5m and a charge to 2003 profits before tax of £2.5m. Shareholders' funds at 31 December 2003 are reduced by £70.0m (2002 - £61.8m).

Share Placing

On 9 July the company issued 9,159,560 ordinary shares by way of a placing, raising £104.6m net of expenses. The primary purpose was to fund the higher level of investment in acquisitions.

Acquisitions

During the year, the group made 13 acquisitions for a total cash consideration of £138.8m, borrowings incurred as consideration of £12.2m and deferred and contingent consideration of £14.4m.

The larger of the acquired businesses were Litton Life Support, Dräger Aerospace, ERA Technology, Sea Tel, Thales Antennas and the assets of TransAustralian Air. Further detail is in note 29.

Disposal of Westwind

In line with the group's strategy, Westwind Air Bearings Limited and Westwind Air Bearings Inc. (together 'Westwind'), were sold on 10 December 2003 for total proceeds of £21.2m. This gave rise to a profit on disposal of tangible assets of £4.3m which became an exceptional loss of £64.1m after the reversal of £68.4m of goodwill originally written-off to reserves in 1995.

Results

Group turnover increased by 13.3% to £832.6m (2002 - £734.6m). Excluding integration costs, amortisation of goodwill of £15.8m (2002 - £12.6m), the loss on the disposal of Westwind and the group's share of joint venture and associate results, operating profit increased by 20.3% to £142.5m (2002 - £118.5m). The share of operating profit from joint ventures and associates before goodwill amortisation of £0.1m (2002 - £0.1m) rose from £4.9m in 2002 to £5.2m in 2003. Selling and distribution and administration costs were 12.7% of turnover (2002 - 12.7%).

Profit on ordinary activities before taxation decreased to £54.5m (2002 - £99.9m). Profit on ordinary activities before tax and excluding integration costs, goodwill amortisation and the loss on the sale of Westwind amounted to £135.3m (2002 - £115.8m). This represented a 16.8% increase.

Net interest costs, including those of joint ventures, rose from £10.2m to £11.5m as a result of higher interest rates and higher net debt prior to the placing in July.

Turnover analysis

The table below categorises turnover into the various end market segments, of which military remains the largest:

	2003 %	2002 %
Military	**50**	49
Commercial Aerospace	**16**	17
General Aviation	**6**	5
Outsourcing – non military	**11**	12
Government – non military	**7**	8
Industrial, excluding Westwind	**4**	3
Marine / Space	**4**	4
Westwind (sold in December 2003)	**2**	2

Taxation

The tax charge of £36.0m (2002 - £28.1m) on the profit before tax of £54.5m (2002 - £99.9m) represents a rate of 66.1% (2002 - 28.1%). Excluding the exceptional loss of £64.1m (2002 - £nil) on the sale of Westwind, integration costs of £0.8m (2002 - £3.2m) and goodwill amortisation of £15.9m (2002 - £12.7m), the effective rate for the year would be 26.6% (2002 - 24.3%). This adjusted tax charge is lower than the prevailing tax rates across the various countries in which the group operates, primarily because part of the goodwill charge is an allowable expense for taxation and a benefit has arisen from the tax credit for research and development. Further details on the tax charge can be found in note 7 to the financial statements.

Earnings per share

The basic earnings per share was 17.2p (2002 - 70.7p) whilst the fully diluted earnings per share amounted to 17.1p (2002 - 70.2p). However, after adjusting for integration costs, the amortisation of goodwill and the loss on the disposal of Westwind, underlying earnings per share increased by 8.2% to 93.5p (2002 - 86.4p).

Dividends

The directors are recommending a final ordinary dividend of 19.8p per share (2002 - 18.0p) which represents an increase of 10.0% on last year. If approved by shareholders, this will result in a total dividend of 28.16p per share (2002 - 25.6p), also an increase of 10.0%.

The total ordinary dividend for the year will absorb £31.3m (2002 - £25.9m) leaving (loss)/profit retained of £(13.1)m (2002 - £45.6m).

Financing

During 2003, the group continued to generate funds and, at the year end, the net debt as defined by FRS 1 was £154.4m (2002 - £188.8m). Included in this figure are all amounts owing under bank loans, debenture loans, finance leases and other borrowings. This level of debt represents a gearing level of 33.9% (2002 - 63.5%). Net interest cover is at a prudent level of 12.8 times (2002 - 12.1). 2003 net debt is 0.9 times 2003 earnings before interest, tax, depreciation and amortisation, excluding integration costs and the exceptional loss on the sale of Westwind.

Financing continued

The Australian subsidiaries have a number of operating leases for the provision of aircraft which are used to provide services to third parties under back-to-back contracts.

The group had three main borrowings outstanding at the year end, under the following facilities:

(a) the March 1996 private placement of Cobham guaranteed senior notes which raised US$50m. These notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes. Principal repayments to date amount to US$15m.

(b) the October 2002 private placement of Cobham guaranteed senior notes which raised US$225m. The facility comprises two series of notes repayable in seven and ten years. As a result of an interest rate swap, the interest expense varies with LIBOR.

(c) the £200m club multi-currency credit agreement which was entered into in December 2002. The borrowings carry a variable rate of interest. At the end of 2003 £42m had been drawn under this agreement. The facility reduced to £150m after the first year of operation and is repayable in full in January 2008.

Cash flow

The group gives high priority to cash management. It is therefore particularly pleasing to highlight the operating and free cash flow generated in 2003 shown in the following summary. The operating cash flow amounted to £108.6m (2002 - £106.9m), which is 76% (2002 - 90%) of operating profit (excluding the exceptional impact of integration costs and profits from joint ventures and associates). £77.3m (2002 - £74.7m) of free cash flow was generated.

Control over working capital continues to be a major focus within the operating companies. As was the case in 2002, a substantial amount of business was invoiced in the latter part of 2003 due, in part, to the defence procurement cycle. Stock turns at the end of 2003 were 3.2 (2002 - 3.3). Notwithstanding this, trade debtor days at the end of 2003 were 54 (2002 - 57). The impact of acquisitions was to increase debtors by £22.0m and stocks by £18.4m.

The net cash outflow in respect of capital expenditure on tangible and intangible fixed assets was £39.2m (2002 - £29.0m). As a percentage of turnover this increased from 3.9% to 4.7%. We continue to invest in our operating companies at a level higher than the annual depreciation charge.

Further detail relating to the cash flows and movement in net debt of the group is given in notes 26, 27 and 28 of the financial statements. A summary of the change in net debt is set out below:

	2003 £m	2002 £m
Operating profit	**125.9**	102.7
Depreciation	**33.7**	26.4
Amortisation of goodwill and intangibles	**16.3**	13.1
Loss on sale of fixed assets	**(0.7)**	(2.0)
Difference between pension charge and cash contributions	**(2.5)**	1.3
Movement in provisions for liabilities and charges	**–**	(4.4)
Long term incentive plan	**0.6**	0.7
Increase in working capital	**(25.5)**	(1.9)
Cash inflow from operating activities	**147.8**	135.9
Net capital expenditure and financial investment	**(39.2)**	(29.0)
Operating cash flow	**108.6**	106.9
Net interest paid	**(11.0)**	(8.6)
Tax paid	**(20.3)**	(23.6)
Free cash flow	**77.3**	74.7
Dividends paid	**(27.6)**	(24.2)
Net cash outflow for acquisitions less disposal proceeds	**(115.0)**	(38.8)
Issue of debt in consideration of acquisition	**(12.2)**	–
Shares issued net of expenses	**105.7**	4.8
Loans of subsidiary undertakings acquired	**(1.4)**	–
Exchange movements	**7.6**	2.4
Decrease in net debt	**34.4**	18.9

Pensions

The group has adopted FRS 17 for the 2003 financial statements and comparative 2002 figures have been restated. FRS 17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS 17, the group's financial statements reflect the net surplus/deficit in defined benefit plans, taking assets at their market values at 31 December and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

Following actuarial reviews of the funding of the main UK schemes in June 2003, the operating companies increased their contribution rate. Additional contributions of £3.8m have been made during 2003. In addition, the majority of employees have elected to increase their contributions by 2 percentage points from the beginning of 2004.

Foreign exchange

The group's aim has been to reduce, or eliminate where practicable, foreign exchange risk. The pound sterling/US dollar exchange rate is the most important as far as the group is concerned. This is primarily due to the level of US dollars which the UK and European subsidiaries expect to receive from their business activities, as certain global aerospace and defence contracts are denominated in US dollars. Equally, some exposure arises from operating companies based in the USA, offset partially by dollar denominated borrowings. All significant foreign exchange transactions are approved by the parent company. In addition to the structured borrowing, a number of financial instruments are used to manage the foreign exchange exposure, such as forward rate contracts and options.

Details of the most significant of these are described in note 30 of Notes to the Financial Statements. In January 2004 the group entered into additional forward contracts to sell US$ for sterling and euros throughout 2004. As a consequence, the majority of the anticipated exposure to US$ in UK and European subsidiaries is hedged at average rates of 1.59 for sterling and 1.23 for euros respectively.

Going concern

The group's finances are sound and the balance sheet remains strong. Accordingly, after making enquiries, the directors have formed a judgement at the time of approving the financial statements that there is a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Warren Tucker Group Financial Director

18 March 2004

Acquisitions

Acquisition summary for the 12 month period ended 31 December 2003

Name	Business description	Consideration	Date acquired	Country	Group division
Harrison division of Sierracin Corporation	Design and manufacture of high pressure fluid connectors for military and commercial aircraft as well as tooling for aircraft manufacturers and providers.	US$10m	Nov-03	USA	Aerospace Systems
ERA Technology Ltd	Provision of specialist high value added, technology-based services including design and development, testing, assessment and expert advice.	£32m plus contingent expenses and deferred consideration of up to £6m	Oct-03	UK	Avionics
Nauticast AG	Supply of maritime automatic identification systems.	€3m	Oct-03	Austria	Avionics
Trade and assets of TransAustralian Air	Provision of a 727-based freighter service.	Aus$25m	Oct-03	Australia	Flight Operations
Sea Tel Inc	Design and manufacture of commercial shipboard stabilised antenna platforms for satellite data communications, television and weather data in the world.	US$27m plus deferred and contingent consideration of up to US$8m	Sep-03	USA	Avionics
Litton Life Support unit of Northrop Grumman Corp	Design and manufacture of air separation systems for military and commercial aircraft, medical and industrial applications.	US$76m	Aug-03	USA	Aerospace Systems
Thales Antennas Ltd	Design and manufacture of tactical antennas and masts for HF, VHF and UHF applications. In addition it produces a range of telescopic/sectional support masts and ancillaries.	£6m	Jul-03	UK	Avionics
Novatech Designs Ltd	Design and manufacture of specialised radio beacons and zenon flashers.	C$1m	Jun-03	Canada	Avionics
Dräger Aerospace GmbH	Production of a range of oxygen components and systems for civil and military aircraft.	€25m plus €3m deferred consideration	Jun-03	Germany	Aerospace Systems
Atlas Composites Ltd	Manufacturer of complex composite components.	£2m	May-03	UK	Avionics
dB Systems Inc	Design and manufacture of aviation audio equipment.	US$4m plus US$2m deferred consideration	May-03	USA	Avionics
Xybion Sensor Positioning Systems division of Xybion Corporation	Design and manufacture of positioning systems for use with optical and radio frequency antenna sensors.	US$1m	Jan-03	USA	Avionics
Orion Electronics Ltd	Design and manufacture of GPS tracking equipment.	C$14m	Jan-03	Canada	Avionics

Directors, Officers and Advisers

G F Page CBE, MA, FRAeS, DSc °
Non-executive Chairman

A E Cook BSc, CEng, FRAeS °ᵕ
Chief Executive

W G Tucker BSc, ACA, MBA ᵕ
Group Financial Director

G C Cooper OBE, CPhys, FRAeS, MInstP ᵕ
Managing Director, Avionics Group

A J Hannam ᵕ
Managing Director, Flight Operations & Services Group

A J Stevens BSc, CEng, FIEE, FRAeS ᵕ
Managing Director, Aerospace Systems Group

J D M Smith BSc †*°
Non-executive Director

J W Edington PhD, DSc, FIM, FREng †*°
Non-executive Director

P Hooley FCA, MSc †*°
Non-executive Director

M Beresford CBE, MAMechSc, FIEE †*°
Non-executive Director

† Member of the remuneration committee
* Member of the audit committee
° Member of the nomination committee
ᵕ Member of the executive committee

President
Sir Michael Cobham CBE, MA, Barrister, FRAeS

Secretary
J M Pope LLB, FCIS, Solicitor

Auditors
PricewaterhouseCoopers LLP

Principal Group Bankers
Barclays Bank PLC

Board of Directors

G F Page CBE, MA, FRAeS, DSc Non-executive Chairman
Appointed to the board in 1990, Gordon Page, aged 60, joined the group as managing director of Flight Refuelling Limited having previously been commercial director – military engines of Rolls-Royce plc. He was appointed deputy chief executive in 1991, chief executive in 1992 and chairman in November 2001. He is a member of the Department of Trade and Industry's Industrial Development Advisory Board, president of the Chartered Management Institute and chairman of the Wessex branch of the Institute of Directors. He is also a director, and immediate past president, of The Society of British Aerospace Companies Ltd. He is chairman of the nomination committee.

A E Cook BSc, CEng, FRAeS Chief Executive
Appointed to the board in 2001, Allan Cook, aged 54, joined the group from BAE SYSTEMS where he was group managing director of programmes and managing director Eurofighter. He was formerly group managing director of GEC-Marconi Avionics and chief executive of Hughes Aircraft (Europe). He is also a director of The Society of British Aerospace Companies Ltd. He is chairman of the executive committee.

W G Tucker BSc, ACA, MBA Group Financial Director
Appointed to the board in 2003, Warren Tucker, aged 41, joined the group as group financial director. Prior to joining, he qualified as a chartered accountant, worked at Lazard, held senior finance positions at British Airways and was deputy group financial director of Cable and Wireless plc.

G C Cooper OBE, CPhys, FRAeS, MInstP Managing Director, Avionics Group
Appointed to the board in 1995, Geoff Cooper, aged 58, joined the group as managing director of Chelton Limited on the acquisition of that company in 1989. He is responsible to the board for the performance of the Avionics group.

A J Hannam Managing Director, Flight Operations & Services Group
Appointed to the board in 2002, Alex Hannam, aged 57, joined the group as managing director of FR Aviation Group Limited in that year. Prior to joining, he was managing director of Alenia Marconi's radar systems division, a position he had held since 1995. He is responsible to the board for the performance of the Flight Operations & Services group.

A J Stevens BSc, CEng, FIEE, FRAeS Managing Director, Aerospace Systems Group
Appointed to the board in 2003, Andy Stevens, aged 47, joined the group as managing director of the Aerospace Systems group. Prior to joining he was managing director, defence aerospace, at Rolls-Royce plc. He is responsible to the board for the performance of the Aerospace Systems group.



J D M Smith BSc Non-executive Director
Appointed to the board as a non-executive director in 1996, Mike Smith, aged 64, is a non-executive director of P Z Cussons plc, and a former director of BTR plc. He is chairman of the remuneration committee and senior independent director.

J W Edington PhD, DSc, FIM, FREng Non-executive Director
Appointed to the board as a non-executive director in 1996, Jeff Edington, aged 64, was, until his retirement, executive director, technology with Corus Group plc (formerly British Steel plc) where he had responsibility for product and process technology, the environment and information technology. Prior to joining British Steel in 1992, he was vice-president, research and technology at Alcan Aluminium Limited based in Montreal. He is also a non-executive director of AstroPower Inc.

P Hooley FCA, MSc Non-executive Director
Appointed to the board as a non-executive director in 2002, Peter Hooley, aged 57, is group finance director of Smith & Nephew plc, a position he has held since 1991. He was a non-executive director of Powell Duffryn plc from 1997 to 2000. He is chairman of the audit committee.

M Beresford CBE, MAMechSc, FIEE Non-executive Director
Appointed to the board as a non-executive director in 2004, Marcus Beresford, aged 61, is chairman of Ricardo plc, a non-executive director of Spirent PLC and a member of The Engineering and Technology Board. He was an executive director of GKN plc from 1992-2002 and chief executive from 2001-2002.



J M Pope
Company Secretary

Left to right
J D M Smith, M Beresford, P Hooley, W G Tucker, G F Page, A E Cook, G C Cooper, A J Hannam, A J Stevens, J W Edington



Directors' Report

The directors have pleasure in submitting their report together with the audited financial statements of the group for the year ended 31 December 2003.

Dividends

An interim dividend of 8.36p per ordinary share (2002 - 7.60p) was paid in December 2003. The directors are recommending a final dividend of 19.8p per ordinary share (2002 - 18.0p) payable on 2 July 2004 to ordinary shareholders on the register as at 4 June 2004, making a total ordinary dividend for the year of 28.16p (2002 - 25.60p). It is proposed that the retained loss of £13.1m be transferred to the profit and loss reserve.

Principal activities and business review

Cobham's principal activities are:

the design, manufacture, sale and support of fluid and air distribution components and systems, countermeasures, air refuelling equipment, aviation auxiliary mission equipment and life support equipment for the aerospace and defence markets;

the design and supply of antennas, aircraft communication and navigation equipment, microwave sub-systems, radomes and composite structures for the aerospace, defence, homeland security, search and rescue and communication markets;

the operation, modification and maintenance of aircraft in the aerospace and defence markets for military training, outsourced special mission flight operations, freight and passenger services.

A review of the business, together with an indication of likely future developments, is included in the chairman's statement on pages 6 and 7, the chief executive's review on pages 8 and 9, the business review on pages 10 to 21 and the financial review on pages 24 to 27.

Board of directors

The current directors are listed with short biographical notes on pages 29 to 31. They held office throughout the year with the exceptions of Warren Tucker, Andy Stevens and Marcus Beresford who were appointed on 28 July 2003, 10 November 2003 and 1 March 2004 respectively. In addition, Giles Irwin and Robin Clark were directors until 27 July 2003 and 15 August 2003 respectively.

The directors retiring by rotation at the annual general meeting are Allan Cook and Geoff Cooper who, being eligible, will offer themselves for re-appointment. They have service contracts with Cobham plc and Chelton Limited respectively both of which are terminable by either party giving twelve months' notice at any time.

Warren Tucker, Andy Stevens and Marcus Beresford will retire at the annual general meeting in accordance with article 111 and will offer themselves for re-appointment. Warren Tucker has a service contract with Cobham plc which is terminable by the company giving 24 months' notice if given on or before 1 May 2004 and thereafter by the company giving twelve months' notice at any time. Andy Stevens has a service contract with the company which is terminable by the company giving 24 months' notice if given on or before 10 November 2004 and thereafter by the company giving twelve months' notice at any time. Both Warren Tucker and Andy Stevens are required to give six months' notice of termination to the company. Marcus Beresford does not have a service contract with the company.

Directors' interests

None of the directors is or was materially interested in any significant contract during or at the end of the financial year particulars of which are required to be disclosed by the Companies Act 1985 or the Financial Services Authority's Listing Rules.

Details of directors' share interests and of their rights to subscribe for shares are shown in the directors' remuneration report on pages 36 to 44.

Corporate governance

This statement describes how the company has applied the principles of good governance set out in section 1 of the combined code on corporate governance annexed to the Listing Rules of the Financial Services Authority ('the Code'); it also contains a statement regarding compliance with the provisions set out in section 1 of the Code. The Code has been superseded and replaced by the revised combined code on corporate governance published in July 2003 which takes effect for the company from 1 January 2004.

Directors: The Cobham board currently comprises a non-executive chairman, the chief executive, four other executive directors and four other non-executive directors of whom Mike Smith is recognised as the senior member. All the non-executive directors, with the exception of the chairman, are considered to be independent.

Board members have access to the advice and services of the company secretary and, if required, independent external advice at the company's expense in connection with the furtherance of their duties as directors. No external advice was sought during the year.

The board as a whole meets regularly during the year to make and review major business decisions and to monitor and test the operational performance of the group in accordance with the schedule of matters reserved by the board for its decision. There is regular contact between meetings to progress the group's business.

To assist in the discharge of its duties and responsibilities, the board has established a number of committees, the most significant of which are the audit, remuneration, nomination and executive committees. Each committee has its own terms of reference and these are reviewed from time to time. Meetings take place on a regular basis throughout the year save in the case of the nomination committee, the meetings of which take place as required.

The respective roles and responsibilities of the chairman and chief executive are clearly understood and the board's policy is that these two positions should normally be held by different people. In addition to his other duties, the chairman is responsible for carrying out a formal review of the board's effectiveness on an annual basis.

The board and its committees receive relevant and appropriate information relating to the business to be transacted in sufficient time to enable it to be fully considered. Additional information is made available to all directors if requested and reports in respect of the group's activities and performance for those months during which a meeting of the board is not scheduled to take place are routinely circulated to all directors.

The nomination committee is responsible for recommending new directors, both executive and non-executive, to the board. In appropriate cases recruitment consultants are used to assist in the process and normally no offer of a directorship is made before all board members have had a reasonable opportunity to meet the prospective director concerned. Advice was received during the year from Egon Zehnder International and Sciteb in connection with the recruitment of Warren Tucker and Marcus Beresford respectively. The membership of the committee consists of Gordon Page (chairman), Allan Cook, Mike Smith, Jeff Edington, Peter Hooley and Marcus Beresford (appointed 1 March 2004).

The executive committee, among other things, develops the group's strategy for board approval, makes recommendations as to acquisitions and divestments, reviews operational activities and manages the significant risks faced by the group. Membership of the committee comprises all the executive directors and the chief executive is the committee's chairman.

Non-executive directors are initially appointed for three years and, under the articles of association, all directors are required to retire at least every three years. Directors who have reached the age of 70 are required to retire, and not to seek re-appointment, at the annual general meeting following their seventieth birthday.

Directors' remuneration: Information on the company's policy with regard to executive directors' remuneration, the role and function of the remuneration committee, and details of the remuneration of each director are contained in the directors' remuneration report on pages 36 to 44. A committee of the board is responsible for determining the fees of the non-executive directors within the limits contained in the articles of association.

Relations with shareholders: The company welcomes discussions with shareholders where practicable. During the year the company made presentations to fund managers both in the UK and overseas and received a number of visits. Presentations to analysts and others were also made following the announcements of the full and half year's results and at other times during the year.

Shareholders have the opportunity to question the chairmen of the board and of the principal board committees at the company's annual general meeting and also to receive at that meeting the chairman's statement as to any significant developments during the year to date. Information relating to the level of proxies lodged at the 2003 annual general meeting was formally announced to shareholders after each resolution had been dealt with on a show of hands and was subsequently reported on the company's website.

Accountability and audit: The chairman's statement, the chief executive's review, the business review and the financial review on pages 6 to 27 contain information relevant to an assessment of the company's position and prospects. Statements regarding the directors' responsibilities for preparing the company's financial statements and the auditors' responsibilities for reporting on them are set out on pages 45 to 47. The directors' going concern statement is set out on page 27.

The board is responsible for the group's system of internal control the aim of which is to manage risks that are significant to the fulfilment of the group's business objectives and to contribute to the safeguarding of shareholders' investment and the company's assets. It is also responsible for reviewing the effectiveness of the system. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material mis-statement or loss.

Corporate governance continued

The board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the group. This process has been in place for the year under review and up to the date of approval of the annual report and financial statements and accords with the guidance for directors on internal control issued by the Turnbull Committee.

The process comprises, among other things, an assurance programme based around significant risks and key procedures/control processes. Integral to the process are the Group Finance Manual and the Corporate Framework which contain comprehensive policies of a financial and non financial nature. During the year the group executive committee undertook a top-level review of significant risks and risk management has been embedded into the group's management process through the adoption of a requirement for subsidiaries to carry out formal risk management assessments as part of the annual five-year planning exercise. In addition, the audit committee monitors the adequacy of internal financial controls and compliance with group standards through a self-assessment process involving all subsidiaries, supplemented by risk-based assurance visits and reviews.

The board receives reports on a regular basis from the executive and audit committees in relation to the effectiveness of the group's system of internal control and has accordingly reviewed the group's system of internal control in respect of 2003.

The audit committee comprises Peter Hooley (chairman), Mike Smith, Jeff Edington and Marcus Beresford (appointed 1 March 2004). The committee normally meets on three occasions during the year and the auditors attend meetings twice yearly. The group financial director attends meetings as required but he is not present throughout.

The audit committee reviews the group's financial statements, internal financial controls and risk management. It also approves the selection of the auditors, approves their fees and reviews their performance, independence and objectivity.

Compliance statement: Throughout the year ended 31 December 2003 the company has complied with the provisions set out in section 1 of the Code except that, with regard to Code provision B.1.7, the company did not for part of the year have as an objective the reduction of Robin Clark's notice period to one year or less. However, he left the company as a result of the reorganisation of the group's structure on 15 August 2003.

The auditors have, as mentioned in their report on page 46, reviewed whether or not this statement reflects the company's compliance with the seven provisions of the Code specified for their review by the Financial Services Authority.

Share capital

Details of movements in the share capital of the company during the year are given in note 23 to the financial statements.

Research and development

The group continues to invest in the important area of research and development. During the year the group expended £40.4m (2002 - £31.6m) on non customer funded research and development. The management of each of the group's businesses is responsible for identifying and carrying out research and development programmes which are suitable having regard to particular market and product needs.

Further information on research and development appears on page 21.

Major interests in shares

Major interests in the issued ordinary share capital of the company appearing in the register maintained in accordance with Section 211 of the Companies Act 1985 as at 18 March 2004 were as follows:

	Number of Shares	Percentage at Date of Notification
AVIVA plc	**5,371,368**	**4.83%**
Sir Michael Cobham	**4,998,200**	**4.49%**
Legal and General Investment Management Limited	**3,974,292**	**3.57%**
Aegon Investment Management	**3,578,854**	**3.22%**
Scottish Widows Investment Partnership Limited	**3,341,046**	**3.00%**

Other than the above interests the directors are not aware of any notifiable interest in the issued ordinary share capital of the company of 3% or more.

Employment

The group's employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality or ethnic origin, disability, and other forms of discrimination. With regard to employees who become disabled, the policy is to take all reasonable steps, including retraining, to ensure that they can remain in employment wherever practicable.

The importance of employee development and training is recognised and group businesses are required to encourage employees to take advantage of available and relevant training programmes and opportunities for advancement.

The group encourages employee participation and consultation at all levels and also the sharing of relevant business information. Such an approach facilitates the development of new ideas and practices that add value to the business, promotes team member commitment and helps to focus company and employee expectations. In-house newsletters, intranet and internet communications, company announcements and team meetings all play a part in this process.

UK employees are given the opportunity to become shareholders in the company through the Cobham Savings Related Share Option Scheme. This scheme will, subject to shareholder approval, be replaced by a similar scheme at the forthcoming annual general meeting. Selected UK and overseas employees may become shareholders through participation in the Cobham Executive Share Option Scheme; this will also, subject to shareholder approval, be replaced at the annual general meeting. Further information relating to these new schemes is contained in the circular sent to shareholders separately with this annual report.

Further information relating to employment matters is contained in the section on corporate social responsibility on pages 22 and 23.

Environment

The group has adopted an environmental policy under which it is committed to meeting legislative requirements, to the prevention of pollution and to the continuous improvement of its environmental performance.

The chief executive has been appointed as the main board member with overall environmental responsibility whilst, at the operating company level, the responsibility for ensuring compliance with the environmental policy lies with the appropriate subsidiary board.

Further information relating to environmental matters is contained in the section on corporate social responsibility on page 22.

Creditor payment policy

Payment is generally made by group companies to their creditors in accordance with agreed terms of business provided that those terms have been met. It is the policy of the parent company that all invoices are paid within 30 days following the end of the month in which the invoices are approved. The total amount of the parent company's trade creditors falling due within one year at 31 December 2003 represents 35 days' (2002 - 36 days) worth as a proportion of the total amount invoiced by suppliers during the year ended on that date.

Political and charitable gifts

	2003	2002
Charitable	**£36,304**	£36,396

No contributions were made to political organisations.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors will be proposed at the forthcoming annual general meeting.

Annual General Meeting

The company's annual general meeting will be held at 12 noon on Wednesday, 16 June 2004 at Painters' Hall, 9 Little Trinity Lane, London EC4V 2AD. A circular containing the notice convening this meeting, together with an explanation of the business to be conducted, is sent to shareholders separately with this annual report.

By order of the board

John Pope Secretary
18 March 2004

Directors' Remuneration Report

In accordance with The Directors' Remuneration Report Regulations 2002 ('the Regulations'), shareholder approval of this directors' remuneration report will be sought at the forthcoming annual general meeting. The report has been approved by the board.

The remuneration committee, which met on three occasions during the year, determines the remuneration, benefits and terms and conditions of service of the executive directors and makes recommendations to the board with regard to the company's policy on executive directors' remuneration. It also considers the remuneration of certain senior managers. The membership of the committee consists of Mike Smith (chairman), Jeff Edington, Peter Hooley and Marcus Beresford (appointed 1 March 2004), each of whom is an independent non-executive director.

The relationship between the board and the committee is governed by formal terms of reference. Under these terms, the committee is authorised, among other things, to obtain external legal or other professional advice at the company's expense as required.

Remuneration policy

The company's policy is to recruit, motivate and retain executive directors of high calibre by rewarding them with competitive salary and benefit packages, increasingly linked to measured performance. More specifically, the current strategy is to position base salaries at the median of the market and to provide an opportunity to earn a total cash payment (i.e. base salary and annual incentive) at the upper quartile for high performance. Remuneration is also linked to performance through participation in share incentive schemes which ensures that directors' interests are closely aligned with shareholders' interests. In considering remuneration matters, the committee has received advice from New Bridge Street Consultants and reports from Inbucon. New Bridge Street Consultants were appointed by the committee. None of the foregoing provided other services to the company during the year. The committee also consulted with Gordon Page and Allan Cook and they attended one or more of the committee's meetings on matters which did not directly affect them. No director is involved in deciding his own remuneration. The board, through the committee, will continue to consult with principal shareholders when it is considering structural changes to its policy on executive directors' remuneration.

The main elements of directors' remuneration are described in the paragraphs that follow. Remuneration information and details of directors' interests in Cobham ordinary shares are set out in tables 1 to 5 on pages 40 to 44.

Basic salary

Basic salaries are reviewed annually, usually in November, to take effect from 1 January of the following year. The committee takes into account internal and external advice and data from a range of companies, such as the total reward survey produced annually by New Bridge Street Consultants, as well as personal performance and business responsibilities.

Annual performance-related bonus

The company operates an annual cash bonus scheme for its executive directors. Bonuses are awarded by the committee having regard to the performance of the group, the individual and, in the case of executive directors with specific subsidiary company responsibilities, the performance of the relevant subsidiaries. Bonuses in respect of the year under review were capped at 60% of basic salary except for Gordon Page whose bonus was capped at 100% of basic salary in view of his ineligibility, as a result of proximity to retirement, to receive an award during the year under the Cobham Long Term Incentive Plan. Gordon Page will not be eligible for a bonus in respect of 2004 as he is now a non-executive director. Giles Irwin's bonus was pro-rated for the period to his retirement from the board. The policy in respect of the payment of bonuses for 2004 is the same as for 2003.

In the cases of Gordon Page, Allan Cook and Warren Tucker the constituent elements of their bonus plans are earnings per share in excess of inflation, cash generation against budget and proven achievement of personal objectives for each individual. Up to 75% of the maximum achievable bonus is determined by the company's financial performance with the balance being attributable to the achievement of personal objectives.

In the cases of Geoff Cooper, Andy Stevens and Alex Hannam the constituent elements of their bonus plans are earnings per share in excess of inflation (as for other directors), net profit against budget for the group of subsidiary companies for which they are operationally responsible, cash generation against budget and proven achievement of personal objectives for each individual. Up to 75% of the maximum achievable bonus is determined by the financial performances of the company or the relevant subsidiary groups, as appropriate, with the balance being attributable to the achievement of personal objectives.

Personal objectives for the other executive directors are set by Gordon Page and Allan Cook and agreed with the committee. Those for Allan Cook are set by Gordon Page and agreed with the committee.

Performance graph

The graph set out below is required by the Regulations and illustrates the performance of the company and a 'broad equity market index' over the five year period commencing on 31 December 1998. The FTSE 350 Index, of which the company has been a constituent throughout the period in question, is considered the most appropriate form of 'broad equity market index' against which the company's performance should be measured having regard to the size of company included and the fact that it includes most of the companies which form the comparator group for the purposes of the Cobham Long Term Incentive Plan. Performance is measured by Total Shareholder Return (share price growth plus dividends paid).

Total shareholder return


200
180
160
140
120
100
80
60
31.12.98
31.12.99
31.12.00
31.12.01
31.12.02
31.12.03
Cobham plc
FTSE 350 Index

Source: Datastream

This graph looks at the value, by the end of 2003, of £100 invested in Cobham plc on 31 December 1998 compared with that of £100 invested in the FTSE 350 Index. The other points plotted are the values at the intervening financial year ends.

Pensions

Executive directors may join the Cobham Executives Pension Plan ('the Plan') at the invitation of the company. The Plan is established under trust, contracted out of the State Earnings Related Pension Scheme and approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. All the executive directors, with the exception of Geoff Cooper, who has a personal money-purchase pension scheme, are members of the Plan.

The Plan provides benefits for executive directors on final pay principles against a normal pension age of 60 with retirement before that age being subject to actuarial reduction. Pensionable earnings are taken as the member's basic annual salary at each April, restricted where applicable to the earnings cap. The rate at which members are required to contribute to the Plan is 7% of pensionable earnings. Annual bonus payments are not taken into account when calculating pensionable earnings.

Retirement pension accrues at 1/30th of pensionable earnings for each year of service in the Plan with, where applicable, a further 1/60th of pensionable earnings for each year of pensionable service within the main Cobham pension plan. At retirement, members may commute a portion of their pension for a cash sum.

All pensions in payment relating to post April 1997 rights are increased in line with the retail price index, subject to a minimum of 3% per annum and a maximum of 5% per annum, with the balance of pension being increased at 3% per annum.

On death in service, a lump sum of four times pensionable earnings is payable together with a spouse's pension of two thirds of the member's prospective pension. On death after retirement, a spouse's pension is paid at the same rate as applied to the member's pre commutation pension. Similar spouse's pensions are payable on the death of a deferred pensioner prior to retirement.

Pensions continued

The company establishes funded, unapproved retirement benefit schemes by which additional retirement provision is made on money purchase principles for each member whose entitlement under the Plan is restricted by the earnings cap. Payments are made to these schemes on the basis of actuarial advice. Currently, schemes have been established for Gordon Page, Allan Cook and Alex Hannam. A scheme is also being established for Andy Stevens. Details of company contributions made in the year are set out in table 2(b) on page 42. The policy in respect of newly appointed directors is that contributions should normally be 2% of annual basic salary per month.

Long Term Incentive Plan

The Cobham Long Term Incentive Plan (LTIP) was operated again during the year under review. Under the LTIP – which has been approved by shareholders – Cobham ordinary shares may be conditionally awarded to participants. However, they will normally only be entitled to these shares in full at the end of a three-year period – known as the restricted period – if, and to the extent that, certain company performance conditions are achieved.

Awards under the LTIP were made during the year to Allan Cook, Robin Clark, Geoff Cooper, Alex Hannam, Warren Tucker and Andy Stevens. The value of the awards made was limited to 100% of basic salary (two thirds of basic salary in the case of Warren Tucker). The performance measure applicable to these awards is total shareholder return subject to a minimum level of absolute growth in earnings per share of an average of at least 3% (2% in respect of awards made prior to 2000) per annum above the rate of inflation. It is intended that awards will be made under the LTIP in 2004 on the same basis as in 2003 except that the level of awards made to participants will be reduced where they also participate in the new executive share option scheme described below.

With regard to total shareholder return, each participant will be entitled to 100% of his awards if the company's return over the performance period results in it being ranked in the top quartile of a comparator group comprising companies included in the FTSE engineering sector index (in respect of awards made prior to 2000) and in the FTSE All Share aerospace and defence sector and the engineering and machinery sector (in respect of awards made after 1999). If the company's performance is at the median, 30% of the awarded shares will vest (40% in respect of awards made prior to 2000). Between these two levels, the award will vest on a straight-line scale. Participants will lose their awards if the company's performance is below the median.

Earnings per share and total shareholder return are considered by the committee to be the most fair and appropriate measures of the company's performance relative to the performance achieved by other comparable companies and of the company's underlying performance.

In assessing whether performance conditions have been met, the committee relies upon performance status and verification reports prepared by Inbucon.

Full details of all allocations under the LTIP are set out in table 5 on page 44.

LTIP performance

The following table shows the actual performance of LTIP awards to date.

Year	1997	1998	1999	2000	2001	2002	2003
Comparator Group (number of companies)	57	52	46	41	30	32	34
Ranking	9	7	6	1	16		
Quartile	1	1	1	1	3		
Percentage of award vesting	100%	100%	100%	100%	Nil		
Normal date for transfer of shares	April 2002	March 2003	March 2004	March 2003	March 2004	March 2005	2006*

*March, May, December 2006

The rules of the LTIP were amended at the company's 2000 annual general meeting in various ways including the removal of a requirement for the awarded shares to be held in trust for a period of up to two years after the expiry of the restricted period and the removal of the ability for participants to receive shares on a matching basis pro rata to investments made by them in Cobham shares.

Other share schemes

The company made final grants of share options under the Cobham Executive Share Option Scheme (1994) in 2003. The scheme will, subject to shareholder approval at the forthcoming annual general meeting, be replaced by a new scheme which is described in the circular which is being sent to shareholders with this annual report. Executive directors will be eligible to participate in this new scheme. The maximum value of shares a participant may receive pursuant to options granted in any financial year under the new scheme may not exceed once times basic salary, and the exercise of options granted will be conditional upon the company's earnings per share growth exceeding inflation by a specified margin over a three-year period. There will be no provision for retesting this performance condition if it is not met after three years. Earnings per share growth is considered by the committee to be the most appropriate measure of the company's underlying financial performance and it is proposed that the following targets will apply to options granted in 2004:

Average growth in EPS in excess of inflation over three years	Value of shares under option which may be exercised
Less than 3% per annum	Nil
3% per annum	50% of salary
5% per annum or more	100% of salary
3%-5% per annum	50%-100% of salary (pro rata, on a straight line basis)

Certain executive directors are also participants in the Cobham Savings Related Share Option Scheme an all-employee share scheme approved by the Inland Revenue. Under the scheme, participants save a fixed monthly sum for three or five years and may use the sum generated by their savings contracts to exercise options which are granted at a 20% discount to market price. Depending upon the option period chosen, exercise can normally take place after three, five or seven years. This scheme has been approved by shareholders and does not contain performance conditions, since the Inland Revenue requires that they must be offered to all eligible employees on the same basis without such conditions. Subject to shareholder approval, the scheme will be replaced at the forthcoming annual general meeting. Further information is contained in the circular which is being sent to shareholders with this report.

Service contracts

The board's policy on setting notice periods for new directors is that these should not normally exceed one year. It recognises, however, that it may be necessary in the case of new executive appointments to offer a longer initial notice period which would subsequently reduce to one year after the expiry of that period. There are no explicit provisions in directors' service contracts for early termination compensation commitments. The committee accepts and endorses the principle of mitigation of damages on early termination of a service contract.

The service contract of Gordon Page dated 15 October 1991 expired on his 60th birthday in November 2003 and he is now non-executive chairman and does not have a service contract. Giles Irwin's service contract dated 15 May 1987 expired on his 60th birthday in July 2003. Robin Clark was employed under a service contract, dated 6 May 1993, containing a notice period of two years until he left the company as a result of a reorganisation of the group's structure on 15 August 2003. The service contracts of Allan Cook (dated 13 June 2001), Geoff Cooper (dated 1 June 1989) and Alex Hannam (dated 13 February 2003) are terminable on one year's notice by either party. Warren Tucker and Andy Stevens are employed under service contracts (both of which are dated as of 1 January 2004) containing notice periods of two years by the company which reduce to one year after twelve months' service. It was necessary to agree to initial two-year notice periods in order to recruit both directors. These contracts are terminable by six months' notice to the company.

Subject to earlier termination in accordance with their terms, the service contracts of Allan Cook, Warren Tucker, Alex Hannam and Andy Stevens will expire on their 60th birthdays. The service contract of Geoff Cooper does not contain an expiry date.

Personal shareholding

The committee's approach with regard to personal shareholding is to encourage executive directors to acquire and hold, over time, Cobham ordinary shares to the value of at least one year's salary.

Non-executive directors

The non-executive directors do not have service contracts. Mike Smith, Jeff Edington, Peter Hooley and Marcus Beresford have been appointed pursuant to letters dated 14 March 1996, 12 August 1996, 10 May 2002 and 29 January 2004 respectively. Subject to appointment or re-appointment by shareholders in the interim, the current terms will expire on 31 March 2005, 30 September 2005, 12 June 2005 and 28 February 2007 respectively. No compensation is payable in the event of their appointments being terminated. Under Gordon Page's letter of appointment, which is dated 22 October 2003, his current term will expire, subject as aforesaid, on 30 November 2006. Six months' notice of termination is required under this letter to be given by either party.

Each non-executive director, with the exception of Gordon Page, receives an annual fee of £20,000 with an additional fee of £2,000 being paid to the chairmen of the audit and remuneration committees. Fees in respect of the services of Peter Hooley are paid to Smith & Nephew plc. Gordon Page receives an annual fee of £160,000 which is fixed until 30 November 2006. Non-executive directors do not participate in any of the company's share schemes, pension schemes or bonus arrangements with the exception of Gordon Page who has received awards in the past under the LTIP and the Cobham Savings Related Share Option Scheme. He is not, however, entitled to participate in future awards under these schemes.

Auditable part

The auditable part of this directors' remuneration report is set out below on pages 40 to 44.

Table 1:

Directors' emoluments

The remuneration of the directors, including the chairman and the highest paid director, was as follows:

	Salary, fees and other payments		Bonus		Termination payments		Benefits excluding pension		Total excluding pension	
	2003 £000	2002 £000	**2003 £000**	2002 £000	**2003 £000**	2002 £000	**2003 £000**	2002 £000	**2003 £000**	2002 £000
G F Page	**389**	400	**376**	400	–	–	**27**	27	**792**	827
A E Cook	**359**	350	**215**	210	–	–	**22**	22	**596**	582
A G Irwin [1]	**146**	250	**90**	250	–	–	**12**	20	**248**	520
R H L Clark [2]	**139**	190	–	104	**539**	–	**19**	20	**697**	314
G C Cooper [3]	**324**	285	**150**	132	–	–	**23**	17	**497**	434
A J Hannam [4]	**213**	94	**120**	43	–	–	**73**	1	**406**	138
G E Roe [5]	–	95	–	–	–	–	–	7	–	102
W J Tucker [6]	**139**	–	**62**	–	–	–	**9**	–	**210**	–
A J Stevens [7]	**42**	–	**52**	–	–	–	**11**	–	**105**	–
The Lord Rockley [8]	–	10	–	–	–	–	–	–	–	10
J D M Smith	**22**	22	–	–	–	–	–	–	**22**	22
J W Edington	**20**	20	–	–	–	–	–	–	**20**	20
P Hooley [9]	**22**	12	–	–	–	–	–	–	**22**	12
Total Remuneration	**1,815**	1,728	**1,065**	1,139	**539**	–	**196**	114	**3,615**	2,981

Benefits relate to the provision of company cars, fuel, medical/health insurance and telephones. Robin Clark's benefits also include a payment in respect of legal fees. Geoff Cooper also received golf and country club membership and vouchers. Andy Stevens also received relocation benefits but not telephone.

Warren Tucker's benefits relate to relocation, medical/health insurance and telephones only. Alex Hannam's benefits relate to relocation and medical/health insurance.

Table 1:

Directors' emoluments continued

1 Emoluments for 2003 are for the period until his retirement as a director on 27 July 2003. He continues to be employed by the company and his emoluments in respect of the period to the end of the year amounted to £111,000.

2 Robin Clark left the company on 15 August 2003 as a result of a reorganisation of the group's structure. He was paid a total of £539,000 compensation for early termination being a discounted sum having regard to his entitlement to 24 months' notice under his service contract and related employment rights.

3 Emoluments include – under salary, fees and other payments – a payment of £58,000 (2002 - £47,000) made in lieu of additional pension provision. Such payment is not taken into account in calculating bonus and share scheme entitlements.

4 Emoluments for 2002 are for the period from his appointment on 15 July 2002. Emoluments for 2003 include – under salary, fees and other payments – a cash allowance of £13,000 in respect of the provision of a car and fuel. Such payment is not taken into account in calculating bonus and share scheme entitlements.

5 Emoluments for 2002 are for the period until his retirement on 30 June 2002.

6 Emoluments are for the period from his appointment on 28 July 2003. They include – under salary, fees and other payments – cash payments totalling £26,000 in lieu of payments into a funded unapproved retirement benefit scheme and a cash allowance of £5,000 in respect of the provision of a car and fuel. Such payments are not taken into account in calculating bonus and share scheme entitlements.

7 Emoluments are for the period from his appointment on 10 November 2003. Additional payments of £30,000 in connection with his accepting office will become payable in 2004 and 2005 subject to his employment with the company continuing.

8 Emoluments are for the period until his retirement on 12 June 2002.

9 Emoluments for 2002 are for the period from his appointment on 12 June 2002.

Table 2(a):

Directors' pensions

	Accrued pension at 31.12.03 £ p.a.[1]	Increase in accrued pension from previous year end (with no adjustment for inflation) £ p.a.	Additional pension earned in excess of inflation during 2003 £ p.a.	Transfer value of pension accrued in excess of inflation and members' contributions during 2003 £	Transfer value of accrued pension at 31.12.02 £	Transfer value of accrued pension at 31.12.03 £	Additional transfer value accrued in excess of members' contributions during 2003 £[2]
G F Page	**45,650**	**3,530**	**3,530**	**61,030**	**696,912**	**964,401**	**253,944**
A E Cook	**9,625**	**3,415**	**3,309**	**30,729**	**66,753**	**132,360**	**50,825**
A G Irwin	**167,438**	**9,105**	**9,105**	**178,986**	**2,736,932**	**3,482,315**	**735,023**
R H L Clark	**148,333**	**35,595**	**33,679**	**681,743**[3]	**1,649,324**[3]	**2,693,579**	**1,035,673**[3]
A J Hannam	**4,675**	**3,325**	**3,302**	**49,961**	**19,094**	**81,454**	**54,789**
W J Tucker	**2,200**	**2,200**	**2,200**	**11,127**	**–**	**15,747**	**11,127**
A J Stevens	**275**	**275**	**275**	**1,127**	**–**	**1,704**	**1,127**

1 Accrued pension information for Messrs Page, Irwin and Clark is based on service to 17 November, 27 July and 15 August respectively. As Messrs Page and Irwin reached normal retirement age during the year their accrued pensions did not receive an inflationary increase before retirement.

2 The transfer basis was amended during the year following guidance issued by the Institute and Faculty of Actuaries and this has had the effect of increasing the additional transfer values to a greater extent than if the original basis had applied throughout the year.

3 These values, other than in respect of the position at 31 December 2002, are higher than would otherwise be the case because of understatements of accrued pension entitlements in prior years resulting from assumptions in respect of final pensionable salary and final remuneration. Had the transfer value of accrued pension at 31 December 2002 been calculated using assumptions consistent with the calculation in respect of the position at 31 December 2003, the sum of £1,649,324 would have been £1,999,714. Consequently, £681,743 would have reduced to £256,426 and £1,035,673 would have reduced to £685,283.

The accrued pension shown is that which would be paid annually on retirement based on service to the end of the financial year. The transfer values represent the present value of future payments from the pension plan rather than remuneration currently due to the individual and cannot be meaningfully aggregated with annual remuneration. Members of the pension plan have the option of paying additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above.

Under Inland Revenue regulations, members' retirement benefits may be reduced on account of retained benefits from previous employments.

Inflation during 2003 has been taken to be 1.7% being the statutory increase to deferred pensions from 2002 to 2003.

Transfer values payable are calculated in accordance with Section 4 'Minimum Cash Equivalent' of Guidance Note 11 issued by the Institute and Faculty of Actuaries.

Table 2(b):

Gordon Page, Allan Cook, Alex Hannam and Andy Stevens are subject to the Inland Revenue capping rules and the following company contributions, which are taxable benefits, relate to funded unapproved retirement benefit schemes:

	2003 £000	2002 £000
G F Page	**291**	268
A E Cook	**112**	88
A J Hannam	**68**	17
A J Stevens	**9**	–
G E Roe*	**–**	43

*For the period until his retirement on 30 June 2002.

In the case of Geoff Cooper, contributions totalling £34,000 (2002 - £33,000) were made into his personal money purchase pension scheme.

Table 3(a):

Directors' share interests

The interests of the directors and their families in Cobham plc's ordinary shares were:

	Ordinary shares		Options over ordinary shares	
	At 1.1.03*	**At 31.12.03†**	At 1.1.03*	**At 31.12.03†**
G F Page	229,221	**209,042**	4,434	**4,483**
A E Cook	63,395	**98,555**	1,660	**2,038**
A G Irwin	145,093	**145,884**	3,614	**2,823**
R H L Clark	131,668	**137,137**	2,939	**2,939**
G C Cooper	206,918	**219,140**	1,754	**1,754**
A J Hannam	2,000	**22,526**	–	**742**
W G Tucker	956	**17,173**	–	**–**
A J Stevens	–	**25,381**	–	**–**
J D M Smith	3,000	**3,000**	–	**–**
J W Edington	–	**–**	–	**–**
P Hooley	–	**–**	–	**–**

*At date of appointment if later.
†At date of retirement if earlier.

The above interests are all beneficial and include interests in shares provisionally allocated under the Cobham Long Term Incentive Plan.

The executive directors, in common with all UK employees of the group, are interested in the shares held within the Cobham plc Qualifying Employee Share Ownership Trust ('QUEST'). The QUEST is used in connection with the transfer of shares to participants in the Cobham Savings Related Share Option Scheme. As at 31 December 2003, 3,422 (2002 - 233,927) ordinary shares were held within the QUEST.

Interests at 18 March 2004, being a date not more than one month prior to the date of the notice convening the annual general meeting, were the same as at 31 December 2003 save that the interests of Gordon Page had increased by 1,727 ordinary shares upon the exercise of options under the Cobham Savings Related Share Option Scheme on 9 February. In addition, the number of ordinary shares held within the QUEST had reduced to two as at 18 March 2004. Also, shares awarded under the Cobham Long Term Incentive Plan in 1999 vested absolutely on 17 March 2004 as follows: Gordon Page - 21,132 shares and Geoff Cooper - 12,845 shares.

Table 3(b):
Directors' share options

Details of directors' interests in options over Cobham plc's ordinary shares granted under the Cobham Savings Related Share Option Scheme were:

	Number of options				Exercise	Market price at	Date from	
	At	During the year		At	price	date of exercise	which	Expiry
	1.1.03	Granted	Exercised	31.12.03*	– pence	– pence	exercisable	date
G F Page	268	–	**268**	–	**320**	**964**	–	–
	1,727	–	–	**1,727**	**483**	–	**1.2.04**	**1.8.04**
	623	–	–	**623**	**495**	–	**1.2.06**	**1.8.06**
	840	–	–	**840**	**691**	–	**1.2.05**	**1.8.05**
	121	–	–	**121**	**836**	–	**1.2.06**	**1.8.06**
	719	–	–	**719**	**840**	–	**1.2.09**	**1.8.09**
	136	–	–	**136**	**769**	–	**1.2.08**	**1.8.08**
	–	**317**	–	**317**	**939**	–	**1.2.09**	**1.8.09**
A E Cook	1,660	–	–	**1,660**	**840**	–	**1.2.09**	**1.8.09**
	–	**378**	–	**378**	**939**	–	**1.2.11**	**1.8.11**
A G Irwin	292	–	**292**	–	**320**	**976**	–	–
	1,727	–	–	**1,727**	**483**	–	**1.2.04**	**1.8.04**
	564	–	–	**564**	**495**	–	**1.2.06**	**1.8.06**
	499	–	**499**	–	**691**	**981**	–	–
	74	–	–	**74**	**836**	–	**1.2.04**	**1.8.04**
	380	–	–	**380**	**840**	–	**1.2.05**	**1.8.05**
	78	–	–	**78**	**769**	–	**1.2.06**	**1.8.06**
R H L Clark	2,019	–	–	**2,019**	**495**	–	**1.2.06**	**1.8.06**
	920	–	–	**920**	**836**	–	**1.2.06**	**1.8.06**
G C Cooper	1,695	–	–	**1,695**	**836**	–	**1.2.06**	**1.8.06**
	59	–	–	**59**	**769**	–	**1.2.08**	**1.8.08**
A J Hannam	–	**742**	–	**742**	**939**	–	**1.2.09**	**1.8.09**

*At date of retirement if earlier.

The market price of Cobham ordinary shares as at 31 December 2003 was 1,167.0p per share and the closing price range during the year was 927.5p to 1,261.0p.

Table 4:
Gains made on directors' share options

	Exercise date	Options exercised	Gain £000
G F Page	**20.2.03**	**268**	**2**
A G Irwin	**4.2.03**	**499**	**1**
	10.3.03	**292**	**2**

All options were granted for nil consideration under the Cobham Savings Related Share Option Scheme.

The aggregate gain made by the directors on the exercise of share options was £5,000 (2002 - £34,000).

Gains are calculated by reference to the middle market value of a Cobham ordinary share on the date of exercise. All shares resulting from the exercise of share options during the year have been retained by directors.

Table 5:
Allocations under the Cobham Long Term Incentive Plan

	Allocations at 1.1.03	Conditionally awarded during the year[1]	Lapsed during the year	Vested during the year[2]	Allocations at 31.12.03	Monetary value of vested awards £[6]	Expiry date [5]
G F Page	105,558	–	–	**53,040**	**52,518**	**456,758**	**30.3.04**
A E Cook	58,818	**35,160**	–	–	**93,978**	–	**27.3.06**
A G Irwin	52,191	–	–	**37,275**	**14,916**	**321,605**	**18.3.04**
R H L Clark	74,750	**19,601**	**36,635**[4]	**57,716**[3]	–	**546,623**	–
G C Cooper	81,825	**24,501**	–	**31,881**	**74,445**	**274,832**	**27.3.06**
A J Hannam	–	**19,601**	–	–	**19,601**	–	**27.3.06**
W J Tucker	–	**16,217**	–	–	**16,217**	–	**1.5.06**
A J Stevens	–	**25,381**	–	–	**25,381**	–	**4.12.06**

1 The market price of a Cobham plc ordinary share on 27 March, 1 May and 4 December 2003, being the dates of the awards made during the year, was 1082.5p, 1137.5p and 1164p respectively.

2 Save in respect of Robin Clark, shares in this column are those awarded on 19 March 1998, which vested absolutely on 18 March 2003, and those awarded on 21 March 2000, which vested absolutely on 21 March 2003.
The market price of the 1998 shares at the date of award was 978.5p. At the date of vesting it was 1000p.
The market price of the 2000 shares at the date of the award was 805p. At the date of vesting it was 1065p.
The awards are subject to the perfomance conditions specified on page 38.
Top quartile performance was achieved in respect of the 1998 and 2000 awards with the result that 100% of the awards vested.

3 This figure comprises shares awarded in 1998 and 2000, as to which see footnote 2, shares awarded on 18 March 1999 (which vested on 15 August 2003) and shares awarded on 30 March 2001, 25 March 2002 and 27 March 2003 all of which vested on 18 August 2003. In determining the extent to which shares should vest, the remuneration committee took into account the performance of the group to the date of leaving and/or the unexpired award periods. The market prices of these shares at the dates of award were 905p, 1157.5p, 1125p and 1082.5p respectively. On the dates of vesting the market price of the 1999 shares and of the remaining shares was 1170p and 1185p respectively.

4 Lapsed shares comprise a proportion of the shares awarded in 2001, 2002 and 2003. The remuneration committee considered that a proportion only of such shares should vest following Robin Clark's departure.

5 The expiry date is the last date by which qualifying conditions in respect of any outstanding interests under the LTIP have to be fulfilled. This date may either be the expiry of any relevant holding period or (where applicable) of any restricted period.

6 Monetary values are calculated by multiplying the numbers of shares by their market prices as at the award dates.

By order of the board

J D M Smith Chairman of the Remuneration Committee

18 March 2004

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the report of the auditors set out overleaf, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements on pages 48 to 80 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider to be applicable have been followed. The financial statements have been prepared on a going concern basis.

The directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Independent Auditors' Report

To the members of Cobham plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the chairman's statement, the chief executive's review, the business review, the financial review, the directors' report including the corporate governance statement and the unaudited part of the directors' remuneration report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code, issued in June 1998, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2003 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985;

  and

- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southampton

18 March 2004

Notes

a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were published in this annual report and accounts on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation of other jurisdictions.

Accounting Policies

Accounting convention

The financial statements have been prepared in accordance with applicable accounting standards under the historical cost convention, as modified by the revaluation of certain fixed assets. Compliance with SSAP 19 'Accounting for Investment Properties' requires departure from the requirements of the Companies Act 1985 relating to depreciation and an explanation of the departure is given in the tangible fixed assets accounting policy note below.

Basis of consolidation

The group financial statements include the financial statements of the parent company and of all its subsidiaries made up to the end of the financial year. Joint ventures are accounted for using the gross equity method in accordance with FRS 9 'Associates and Joint Ventures'. Associates are accounted for using the equity method of accounting.

Businesses acquired are accounted for as acquisitions, with effect from the date control passes. Those disposed of are accounted for up until the point of their disposal.

Turnover

Turnover is measured at the fair value of the right to consideration and excludes inter-company sales, value added tax and other sales taxes. In the case of long term contracts, turnover is recognised based upon the fair value of work performed to date.

Pensions

The group has changed its accounting policy from SSAP 24 'Accounting for Pension Costs' to FRS 17 'Retirement Benefits'. Prior year results have been restated to reflect this change and its impact is shown in note 3 to the financial statements.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefits schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Deferred taxation

Deferred taxation is recognised on a full provision basis on all timing differences which have originated, but not reversed, at the balance sheet date calculated at rates of tax expected to apply, based on current tax rates and law. Timing differences represent accumulated differences between the company's taxable profit and its financial profit and arise primarily from the difference between accelerated capital allowances and depreciation. Deferred taxation liabilities are not discounted.

Intangible fixed assets

Goodwill arising on acquisitions of subsidiary undertakings and joint ventures made after 1 January 1998 and expenditure on other intangible fixed assets, comprising patents, licences and trade marks, is capitalised and amortised on a straight line basis over estimated useful lives of up to 20 years. These periods have been determined after taking into account the nature of the intangible assets acquired and the markets in which these intangible assets operate.

In accordance with the group's accounting policy prior to the introduction of FRS 10, goodwill arising on acquisitions prior to 1 January 1998 has been written off to reserves, but will be charged to the profit and loss account on any subsequent disposal of the business to which it is related.

Tangible fixed assets

Freehold land and investment properties are not depreciated. Other fixed assets are depreciated on a straight line basis to their estimated residual values over their estimated useful lives. These lives are as follows:

Freehold buildings	–	50 years
Leasehold properties	–	The period of the lease
Other fixed assets	–	3 to 15 years

Investment properties are included in the balance sheet at open market value. In accordance with SSAP 19, investment properties are revalued annually and the aggregate surplus or deficit is transferred to revaluation reserve, and no provision is made for depreciation of freehold properties. This departure from the requirements of the Companies Act 1985, which requires all properties to be depreciated, is, in the opinion of the directors, necessary for the financial statements to show a true and fair view in accordance with applicable accounting standards.

The depreciation (which would, had the provisions of the Act been followed, have reduced profit for the year) is only one of the factors reflected in the annual valuation and the amount attributable to this factor cannot reasonably be separately identified or quantified.

Investments

Investments are stated at cost less any provision for permanent diminution in value.

Investment in own shares

Investment in own shares represents shares held in the Qualifying Employee Share Ownership Trust (QUEST), which are shown at their estimated recoverable amount, being the option price of the shares payable by the employee. The amounts contributed to the QUEST in excess of the option price are charged against reserves. The excess of the option price over the nominal value of the shares has been taken to the share premium account.

Aircraft engine overhaul expenditure

Expenditure is capitalised when it is incurred on aircraft engine overhauls and this fixed asset addition is depreciated over its useful economic life.

Research and development

Research and development expenditure not chargeable to customers is written off as incurred.

Finance leases

Where assets are financed by lease agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright and the corresponding leasing commitments are shown as an obligation under finance leases. The relevant assets are depreciated on the basis of expected utilisation over the shorter of the life of the contract on which they are employed or the life of the lease. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account.

Operating leases

Operating lease payments for assets leased from third parties are charged to the profit and loss account as incurred.

Stocks

Stocks and work in progress are stated at the lower of cost, which includes an appropriate proportion of productive overheads, and net realisable value.

Payments received and receivable on account of work in progress are deducted from the cost of the work carried out at the balance sheet date to the extent of the valuation of the work done.

Accounting Policies continued

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover contracts have been arranged, at the contracted rate. Monetary assets and liabilities denoted in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are taken to reserves.

Financial instruments

Derivative instruments utilised by the group include currency and interest rate swaps, interest rate caps, forward rate agreements and forward currency contracts. Receipts and payments on financial instruments are recognised on an accruals basis, over the life of the instruments. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Consolidated Profit and Loss Account

for the year ended 31 December 2003

	Notes	Before goodwill amortisation, integration costs & disposals £m	Goodwill amortisation, integration costs & disposals £m	Total 2003 £m	Restated: Before goodwill amortisation & integration costs £m	Restated: Goodwill amortisation & integration costs £m	Restated: Total 2002 £m
Group Turnover							
Turnover (including share of joint ventures)							
Continuing operations		794.1			752.4		
Acquisitions		54.2			–		
		848.3			752.4		
Discontinued operations		17.1			15.5		
		865.4			767.9		
Less: Share in turnover of joint ventures		(32.8)			(33.3)		
	1	**832.6**		**832.6**	734.6		734.6
Cost of sales		(584.5)	(0.8)†	**(585.3)**	(522.9)	(3.2)	(526.1)
Gross Profit		248.1	(0.8)	**247.3**	211.7	(3.2)	208.5
Selling and distribution costs		(48.2)		**(48.2)**	(36.8)		(36.8)
Administrative expenses		(57.4)	(15.8)*	**(73.2)**	(56.4)	(12.6)*	(69.0)
Group Operating Profit							
Continuing operations		135.7	(16.6)	**119.1**	120.0	(15.8)	104.2
Acquisitions		8.0		**8.0**	–		–
		143.7	(16.6)	**127.1**	120.0	(15.8)	104.2
Discontinued operations		(1.2)		**(1.2)**	(1.5)		(1.5)
	2	142.5	(16.6)	**125.9**	118.5	(15.8)	102.7
Share of operating profit in joint ventures		5.8	(0.1)*	**5.7**	5.5	(0.1)*	5.4
Share of operating loss in associates		(0.6)		**(0.6)**	(0.6)		(0.6)
		147.7	(16.7)	**131.0**	123.4	(15.9)	107.5
Exceptional loss on disposal of subsidiary undertakings – discontinued operations	5		(64.1)≠	**(64.1)**			
Net Interest	6						
Group		(9.3)		**(9.3)**	(8.7)		(8.7)
Joint ventures		(2.2)		**(2.2)**	(1.5)		(1.5)
		(11.5)		**(11.5)**	(10.2)		(10.2)
Other finance (charges)/income	12	(0.9)		**(0.9)**	2.6		2.6
Profit on Ordinary Activities before Taxation		**135.3**	(80.8)	**54.5**	115.8	(15.9)	99.9
Tax on profit on ordinary activities	7			**(36.0)**			(28.1)
Profit on Ordinary Activities after Taxation before Minority Interest				**18.5**			71.8
Minority interest				**(0.3)**			(0.3)
Profit on Ordinary Activities after Taxation attributable to Shareholders				**18.2**			71.5
Dividends	9			**(31.3)**			(25.9)
Retained (loss)/profit for the year	24			**(13.1)**			45.6
Earnings per Ordinary Share	10						
– basic				**17.2p**			70.7p
– fully diluted				**17.1p**			70.2p
– underlying				**93.5p**			86.4p

The 2002 figures have been restated following the adoption of FRS 17 'Retirement Benefits' (note 3).

There is no material difference between the results disclosed above and the results on an unmodified historical cost basis.

†Integration costs are described in note 4.

*Amortisation of goodwill.

≠Loss on disposal of Westwind after writeback of £68.4m of goodwill previously written-off to reserves (note 5).

Consolidated Balance Sheet

as at 31 December 2003

	Notes	2003 £m	2003 £m	2002 Restated £m	2002 Restated £m
Fixed Assets					
Intangible assets	13		345.9		250.3
Tangible assets	14		228.1		194.2
Investments in joint ventures:					
Share of gross assets		71.6		60.1	
Share of gross liabilities		(58.0)		(49.4)	
Goodwill		1.3		1.4	
	15		14.9		12.1
Investment in associates	15		1.6		1.0
Investment in own shares	16		–		1.4
			590.5		459.0
Current Assets					
Stocks	17	190.0		154.8	
Debtors:					
Amounts falling due within one year	18	190.6		177.9	
Amounts falling due after more than one year	18	0.2		0.4	
Investments	19	0.1		0.1	
Cash at bank and in hand		106.1		71.9	
		487.0		405.1	
Creditors:					
Amounts falling due within one year					
Borrowings	20	(80.4)		(65.6)	
Other creditors	20	(259.8)		(211.5)	
		(340.2)		(277.1)	
Net Current Assets			146.8		128.0
Total Assets less Current Liabilities			737.3		587.0
Creditors:					
Amounts falling due after more than one year					
Borrowings	21	(180.2)		(195.2)	
Other creditors	21	(11.7)		(10.4)	
			(191.9)		(205.6)
Provisions for Liabilities and Charges	22		(39.3)		(36.6)
Net assets excluding pension liabilities			506.1		344.8
Deficit on group pension schemes	12		(49.2)		(46.6)
Net assets including pension liabilities			456.9		298.2
Capital and Reserves including non equity interests					
Called up share capital	23		27.8		25.4
Share premium account	24		76.8		76.3
Revaluation reserve	24		1.7		1.7
Other reserve	24		0.7		1.3
Profit and loss account	24		348.8		192.7
Shareholders' Funds			455.8		297.4
Minority interest (equity)	25		1.1		0.8
			456.9		298.2

Approved by a duly appointed and authorised committee of the board on 18 March 2004:

Gordon Page

Warren Tucker

Directors

The 2002 figures have been restated following the introduction of FRS 17 'Retirement Benefits' (note 3).

Parent Company Balance Sheet

as at 31 December 2003

	Notes	2003 £m	2003 £m	2002 £m	2002 £m
Fixed Assets					
Tangible assets	14		4.3		4.3
Investment in group undertakings	15		246.8		32.0
Investment in own shares	16		–		1.4
			251.1		37.7
Current Assets					
Debtors:					
Amounts falling due within one year	18	208.2		372.6	
Amounts falling due after more than one year	18	310.8		291.7	
Investments	19	0.1		0.1	
Cash at bank and in hand		3.1		46.8	
		522.2		711.2	
Creditors:					
Amounts falling due within one year					
Borrowings	20	(59.4)		(143.2)	
Other creditors	20	(49.8)		(31.9)	
		(109.2)		(175.1)	
Net Current Assets			413.0		536.1
Total Assets less Current Liabilities			664.1		573.8
Creditors:					
Amounts falling due after more than one year					
Borrowings	21		(139.7)		(161.5)
Provisions for liabilities and charges	22		(0.4)		–
			524.0		412.3
Capital and Reserves including non equity interests					
Called up share capital	23		27.8		25.4
Share premium account	24		76.8		76.3
Special reserve	24		43.6		43.6
Other reserve	24		0.7		1.3
Profit and loss account	24		375.1		265.7
Shareholders' Funds			524.0		412.3

Approved by a duly appointed and authorised committee of the board on 18 March 2004:

Gordon Page
Warren Tucker
Directors

Consolidated Cash Flow Statement

for the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Cash inflow from operating activities	26	**147.8**	135.9
Returns on investments and servicing of finance	28a	**(11.0)**	(8.6)
Taxation		**(20.3)**	(23.6)
Capital expenditure and financial investment	28b	**(39.2)**	(29.0)
Acquisitions and disposals	28c	**(115.0)**	(38.8)
Equity dividends paid		**(27.6)**	(24.2)
Net cash (outflow)/inflow before use of liquid resources and financing		**(65.3)**	11.7
Management of liquid resources	28d	**–**	0.8
Financing	28e	**105.1**	22.0
Increase in Cash	27	**39.8**	34.5

Reconciliation of Net Cash Flow to Movement in Net Debt

	Notes	2003 £m	2002 £m
Increase in cash in the year		**39.8**	34.5
Decrease/(Increase) in debt and lease financing		**0.6**	(17.2)
Borrowings on purchase of subsidiary		**(12.2)**	–
Decrease in liquid resources†		**–**	(0.8)
Loans of subsidiary undertakings acquired		**(1.4)**	–
Exchange movements		**7.6**	2.4
Movement in Net Debt in the year		**34.4**	18.9
Net Debt at 1 January		**(188.8)**	(207.7)
Net Debt at 31 December	27	**(154.4)**	(188.8)

†Liquid resources includes short term deposits of less than one year and corporate investments.

Statement of Total Recognised Gains and Losses

for the year ended 31 December 2003

		Group		Parent Company	
		2003	2002 Restated	2003	2002
	Notes	£m	£m	£m	£m
Profit Attributable to Shareholders		**18.2**	71.5	**140.7**	48.0
Currency translation differences on foreign currency net investments	24	**2.1**	(3.9)	–	–
Actuarial loss on pensions	12	**(7.5)**	(61.1)	–	–
Movement on deferred tax relating to pension liability		**1.1**	17.9	–	–
Total recognised (Losses)/Gains relating to the year		**13.9**	24.4	**140.7**	48.0
Prior year adjustment	3	**(61.8)**			
Total (Losses)/Gains recognised since last annual report		**(47.9)**			

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 December 2003

		Group		Parent Company	
		2003	2002 Restated	2003	2002
	Notes	£m	£m	£m	£m
Profit Attributable to Shareholders		**18.2**	71.5	**140.7**	48.0
Dividends	9	**(31.3)**	(25.9)	**(31.3)**	(25.9)
Retained (loss)/profit for the year		**(13.1)**	45.6	**109.4**	22.1
Release of goodwill previously written-off against reserves		**68.4**	–	–	–
Actuarial loss on pension scheme (net of deferred tax)	12	**(5.3)**	(42.8)	–	–
Currency translation differences on foreign currency net investments	24	**2.1**	(3.9)	–	–
New share capital subscribed:					
nominal value	23	**0.1**	0.2	**0.1**	0.2
premium on share issues	24	**1.0**	4.6	**1.0**	4.6
New share capital issued by private placing:					
nominal value	23	**2.3**	–	**2.3**	–
merger reserve on share issues	24	**104.0**	–	–	–
share issue costs	24	**(1.7)**	–	**(1.7)**	–
Long-term incentive plan	24	**0.6**	0.7	**0.6**	0.7
Contribution to the QUEST	16	**–**	(0.9)	**–**	(0.9)
Net addition to shareholders' funds		**158.4**	3.5	**111.7**	26.7
Shareholders' funds as at 1 January (originally £359.2m before deducting prior year adjustment of £61.8m)		**297.4**	293.9	**412.3**	385.6
Shareholders' Funds at 31 December (which include non-equity interests of £19,700) (2002 – £19,700)		**455.8**	297.4	**524.0**	412.3

Notes to the Financial Statements

1 Segmental Analysis

By Class of Business	Aerospace Systems and Group 2003 £m	Aerospace Systems and Group 2002 £m	Avionics 2003 £m	Avionics 2002 £m	Flight Operations & Services 2003 £m	Flight Operations & Services 2002 £m	Westwind (Discontinued) 2003 £m	Westwind (Discontinued) 2002 £m	Total 2003 £m	Total 2002 £m
Turnover	**320.5**	297.6	**317.0**	252.2	**212.2**	208.5	**17.1**	15.5	**866.8**	773.8
Less share of joint ventures	**–**	–	**(0.5)**	–	**(32.3)**	(33.3)	**–**	–	**(32.8)**	(33.3)
Less inter-segmental	**(0.8)**	(4.8)	**(0.4)**	(0.7)	**(0.2)**	(0.4)	**–**	–	**(1.4)**	(5.9)
Turnover to third parties	**319.7**	292.8	**316.1**	251.5	**179.7**	174.8	**17.1**	15.5	**832.6**	734.6
Operating Profit/(Loss)	**60.5**	45.8	**51.6**	45.6	**15.0**	12.8	**(1.2)**	(1.5)	**125.9**	102.7
Group share of joint ventures and associates	**–**	–	**–**	–	**5.1**	4.8	**–**	–	**5.1**	4.8
Group Operating Profit/(Loss)	**60.5**	45.8	**51.6**	45.6	**20.1**	17.6	**(1.2)**	(1.5)	**131.0**	107.5
Goodwill amortisation	**5.7**	4.7	**8.4**	6.3	**1.8**	1.7	**–**	–	**15.9**	12.7
Integration costs	**–**	3.2	**0.8**	–	**–**	–	**–**	–	**0.8**	3.2
Underlying Operating Profit/(Loss)	**66.2**	53.7	**60.8**	51.9	**21.9**	19.3	**(1.2)**	(1.5)	**147.7**	123.4
Net Operating Assets	**267.4**	181.2	**227.6**	208.0	**116.3**	82.0	**–**	15.8	**611.3**	487.0
Net Debt									**(154.4)**	(188.8)
Net Assets									**456.9**	298.2

By Geographical Segment	United Kingdom 2003 £m	United Kingdom 2002 £m	Other EU Countries 2003 £m	Other EU Countries 2002 £m	United States 2003 £m	United States 2002 £m	Rest of the World 2003 £m	Rest of the World 2002 £m	Total 2003 £m	Total 2002 £m
Turnover to Third Parties										
By destination – group – continuing activities	**210.8**	205.6	**161.7**	127.5	**291.9**	224.7	**183.9**	194.6	**848.3**	752.4
By destination – group – discontinued activities	**0.3**	0.2	**4.4**	5.0	**2.8**	3.9	**9.6**	6.4	**17.1**	15.5
Less share of joint ventures	**(26.0)**	(28.4)	**(6.3)**	(4.7)	**(0.5)**	(0.2)	**–**	–	**(32.8)**	(33.3)
Total	**185.1**	177.4	**159.8**	127.8	**294.2**	228.4	**193.5**	201.0	**832.6**	734.6
By origin – group – continuing activities	**364.8**	339.7	**85.4**	62.4	**255.1**	218.0	**143.0**	132.3	**848.3**	752.4
By origin – group – discontinued activities	**11.3**	11.7	**–**	–	**2.4**	2.5	**3.4**	1.3	**17.1**	15.5
Less share of joint ventures	**(26.0)**	(28.4)	**(6.3)**	(4.7)	**(0.5)**	(0.2)	**–**	–	**(32.8)**	(33.3)
Total	**350.1**	323.0	**79.1**	57.7	**257.0**	220.3	**146.4**	133.6	**832.6**	734.6
Operating Profit – continuing activities	**71.3**	57.0	**7.0**	6.5	**37.2**	31.5	**11.6**	9.2	**127.1**	104.2
Operating profit/(loss) – discontinued activities	**(1.7)**	(1.6)	**–**	–	**0.2**	0.1	**0.3**	–	**(1.2)**	(1.5)
Group share of joint ventures and associates	**5.0**	4.5	**0.1**	0.3	**–**	–	**–**	–	**5.1**	4.8
Group Operating Profit	**74.6**	59.9	**7.1**	6.8	**37.4**	31.6	**11.9**	9.2	**131.0**	107.5
Net Operating Assets	**274.1**	246.6	**51.1**	22.5	**219.2**	151.2	**66.9**	66.7	**611.3**	487.0
Net Debt									**(154.4)**	(188.8)
Net Assets									**456.9**	298.2

The segmental analysis excludes the impact of the exceptional loss on the disposal of Westwind which was predominantly in the UK.
In the tables above, the 2002 figures have been restated to reflect the change in accounting policy for pensions.

2 Operating Profit

	2003 £m	2002 Restated £m
The operating profit of £125.9m (2002 - £102.7m restated) is after charging:		
Depreciation – owned assets	**33.5**	26.1
– assets under finance leases	**0.2**	0.3
Amortisation – goodwill	**15.8**	12.6
– other intangible assets	**0.5**	0.5
Hire of plant and machinery – aircraft	**20.4**	24.9
– other	**3.0**	1.3
Other operating lease rentals	**4.0**	3.6
Research and development costs	**40.4**	31.6

Auditors' remuneration in respect of audit services to the group amounted to £0.8m (2002 - £0.7m) and in respect of the parent company amounted to £55,000 (2002 - £54,700).

Remuneration payable to the auditors for non-audit services provided to the parent company and its UK subsidiaries amounted to £1.0m (2002 - £0.8m) being for taxation services. Non-audit fees payable to the group auditors in respect of taxation services provided outside of the UK amounted to £0.1m (2002 - £0.1m).

Cost of sales, gross profit and other operating expenses:

	Continuing operations owned at 1 January 2003 £m	Acquired operations 2003 £m	Continuing operations 2003 £m	Continuing operations 2002 Restated £m	Discontinued operations 2003 £m	Discontinued operations 2002 £m	Total 2003 £m	Total 2002 Restated £m
Turnover	**761.3**	**54.2**	**815.5**	719.1	**17.1**	15.5	**832.6**	734.6
Cost of sales	**532.4**	**38.2**	**570.6**	512.6	**14.7**	13.5	**585.3**	526.1
Gross profit	**228.9**	**16.0**	**244.9**	206.5	**2.4**	2.0	**247.3**	208.5
Selling and distribution costs	**42.8**	**3.9**	**46.7**	35.8	**1.5**	1.0	**48.2**	36.8
Administrative expenses	**67.0**	**4.1**	**71.1**	66.5	**2.1**	2.5	**73.2**	69.0
Operating profit/(loss)	**119.1**	**8.0**	**127.1**	104.2	**(1.2)**	(1.5)	**125.9**	102.7

Operating profit excludes the group share in Joint Venture and Associate companies.
Administrative expenses for acquired operations include amortisation of goodwill totalling £1.3m (2002 - £nil).

3 Prior Year Adjustment

In the period the group has adopted FRS 17. In prior periods the group had accounted for pension costs under SSAP 24. The resulting restatement to group profit and loss account reserve is as follows:

	Group profit and loss account reserve £m	£m
At 31 December 2002 as previously stated		254.5
On removing SSAP 24 prepayment at 1 January 2002	(14.6)	
On creating FRS17 liability at 1 January 2002	(4.7)	
Adjustment to profit retained in the year	0.3	
Actuarial loss in the year (net of tax)	(42.8)	
Net effect of restatement		(61.8)
At 31 December 2002 as restated		**192.7**

This change in accounting policy has resulted in an increase in staff costs of £1.6m (2002 - £2.1m) and other finance (charges)/income of £(0.9)m (2002 - £2.6m), an decrease/(increase) in the tax charge of £0.7m (2002 - £(0.2)m), a decrease in profit for the year by £1.8m (2002 - increase of £0.3m) and a decrease in total recognised gains and losses of £8.2m (2002 - £43.5m). Other debtors at December 2002 have been reduced by £21.7m, together with related deferred tax of £6.5m.

If stated on a SSAP 24 basis, profit on ordinary activities before taxation would have been £2.5m greater (2002 - £0.5m less) at £57.0m (2002 - £99.4m) giving a basic earnings per share of 18.8p (2002 - 70.4p) and an underlying earnings per share of 95.2p (2002 - 86.2p).

Notes to the Financial Statements continued

4 Integration Costs

Connected with the acquisition of the Thales Antennas business of Thales in July 2003, costs of £0.8m have been incurred in respect of restructuring the business.

Following the acquisition of the Power and Control business of BAE Systems at the end of 2002, costs of £3.2m were incurred in that year in respect of the integration of the business with various parts of Aerospace Systems.

5 Disposal of Group Undertakings

In line with the group's strategy to focus on its core aerospace and defence markets, Westwind Air Bearings Limited and Westwind Air Bearings Inc. (together 'Westwind'), were sold on 10 December 2003 for total proceeds of £21.2m. This gave rise to a profit on disposal of tangible assets of £4.3m which became an exceptional loss of £64.1m after the reversal of £68.4m of goodwill originally written-off to reserves. There was no tax payable or recoverable in relation to this disposal.

This business has been treated as a discontinued operation in the financial statements.

6 Net Interest

	2003		2002	
	£m	£m	£m	£m
Group				
Interest receivable		3.4		2.7
Interest payable:				
Bank loans and overdrafts	(12.2)		(8.5)	
Other borrowings	(0.5)		(2.9)	
		(12.7)		(11.4)
Net interest		(9.3)		(8.7)
Joint Ventures				
Interest receivable		0.4		0.4
Interest payable		(2.6)		(1.9)
		(2.2)		(1.5)

7 Tax on Profit on Ordinary Activities

	2003 £m	2002 Restated £m
Current tax:		
UK corporation tax on profits of the year	18.1	14.1
Share of joint ventures' and associates' tax	1.0	0.7
Overseas tax on profits of the year	14.7	10.0
Adjustments in respect of previous years	(0.5)	(1.5)
Total current tax	33.3	23.3
Deferred tax:		
Origination and reversal of timing differences	5.1	7.8
Adjustments in respect of previous years	(2.4)	(3.0)
Total deferred tax	2.7	4.8
Tax on profit on ordinary activities	36.0	28.1

Excluding the exceptional loss of £64.1m (2002 - £nil), goodwill amortisation of £15.9m (2002 - £12.7m) and the prior year tax credit of £2.9m (2002 - £4.5m), the effective rate for the year is 28.9% (2002 - 29.0% restated). This adjusted tax charge is lower than the prevailing rates principally because part of the goodwill charge is an allowable expense for tax purposes and some group expenditure on research and development qualifies for additional tax deduction.

7 Tax on Profit on Ordinary Activities continued

The tax assessed for the year is different to the standard rate of corporation tax in the UK of 30% (2002 - 30%). The differences are explained below:

	2003 £m	2002 Restated £m
Profit on ordinary activities before tax	**54.5**	99.9
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002 - 30%)	**16.3**	30.0
Effects of:		
Tax disallowed items (primarily exceptional loss and goodwill amortisation)	**21.3**	2.1
Capital allowances for year in excess of depreciation	**(0.2)**	(6.2)
Other timing differences	**(4.9)**	(1.6)
Overseas tax rates higher than UK rates	**2.0**	1.6
Expenditure qualifying for additional R&D tax deduction	**(0.7)**	(0.8)
Contribution to the QUEST	**–**	(0.3)
Adjustments to tax charge in respect of prior years	**(0.5)**	(1.5)
Current tax charge for the year	**33.3**	23.3

Factors that may affect future tax charges:

The group's effective rate of current tax on underlying profits is expected to be lower than the standard rate of corporation tax in the UK primarily because of timing differences arising on fixed assets and because some of the goodwill amortisation is an allowable deduction for tax purposes. The group expects that this will remain broadly unchanged in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property to its market value. Also, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures as no tax is expected to be payable on them in the foreseeable future.

8 Profit Attributable to Shareholders

In accordance with the concession granted under Section 230(1) of the Companies Act 1985, the profit and loss account of Cobham plc has not been separately presented in these financial statements. The profit attributable to shareholders dealt with in the financial statements of Cobham plc is £140.7m (2002 - £48.0m).

9 Dividends

	2003 £m	2002 £m
Dividends on ordinary shares		
Interim paid of 8.36p per share (2002 - 7.6p)	**9.3**	7.6
Proposed final of 19.8p per share (2002 - 18.0p)	**22.0**	18.3
	31.3	25.9

Dividends include £1,182 (2002 - £1,182) paid in respect of non equity second cumulative preference shares (note 23).

10 Earnings per Ordinary Share

	2003			2002 Restated		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic Earnings per Share (EPS)						
Earnings attributable to ordinary shareholders	**18.2**	**105.9**	**17.2**	71.5	101.1	70.7
Effect of dilutive securities						
Options	**–**	**0.7**		–	0.6	
Long term incentive plan	**–**	**–**		–	0.2	
Fully Diluted EPS						
Adjusted earnings	**18.2**	**106.6**	**17.1**	71.5	101.9	70.2

Notes to the Financial Statements continued

10 Earnings per Ordinary Share continued

In addition to the information required by FRS14, the directors believe that it is helpful to calculate an underlying earnings per share figure excluding loss on disposal of subsidiary undertakings, goodwill amortisation and integration costs:

	2003			2002 Restated		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic EPS	**18.2**	**105.9**	**17.2**	71.5	101.1	70.7
Loss on disposal of subsidiary undertakings	**64.1**		**60.5**			
Effect of goodwill amortisation	**15.9**		**15.0**	12.7		12.5
Effect of integration costs	**0.8**		**0.8**	3.2		3.2
Underlying EPS						
Adjusted earnings	**99.0**	**105.9**	**93.5**	87.4	101.1	86.4

The calculation of earnings per ordinary share has been based on £18.2m (2002 - £71.5m restated), being the profit after taxation, minority interests and preference dividend, and on the weighted average number of ordinary shares in issue during the year, being 105,941,221 (2002 - 101,113,784, excluding the weighted effect of 229,350 which were issued to the QUEST). The weighted average number of ordinary shares used for the fully diluted earnings per share is 106,622,128 (2002 - 101,875,012, excluding the weighted effect of 229,350 which were issued to the QUEST).

11 Directors' Emoluments

Details of directors' remuneration and share options are set out in the directors' remuneration report on pages 36 to 44.

12 Employees

	2003 Number	2002 Number
Average number of employees		
United Kingdom	**4,052**	3,864
Other EU countries	**1,010**	772
United States	**2,342**	1,788
Rest of the world	**1,586**	1,488
	8,990	7,912

	2003 £m	2002 Restated £m
Employment costs		
Wages and salaries	**231.8**	197.9
Social security costs	**23.8**	18.9
Other pension costs	**14.6**	13.6
	270.2	230.4

12 Employees continued

Pensions

The group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world with assets held in separate trustee administered funds.

From 1 January 2003, new employees in the UK have only been able to join the defined contribution scheme. In the USA, both the Carleton Technologies and Stanley Aviation defined benefit schemes have been closed to new members from 31 December 2003 and 31 January 2004 respectively. Since the majority of the defined benefit schemes operated by the group are closed to new entrants, the age profile of the schemes' in service membership will increase over time. Under the funding method prescribed by FRS 17, the current service cost will increase as a percentage of pensionable salaries as members approach retirement.

In the year, the group assumed the defined benefit schemes of Dräger Aerospace in Germany and ERA Technology in the UK. Both of these schemes have been included in the assessment of the FRS 17 liability and in the tables below.

FRS 17 assumptions

The group operates a number of defined benefit schemes, the most significant being the Cobham Pension Plan ('CPP'). A full valuation of the CPP scheme was undertaken as at 1 April 2001 and updated to 31 December 2003 by a qualified independent actuary. During the period, employer contributions for the period were raised to 17.3%.

The major assumptions used by the actuaries of the group schemes as at 31 December 2003 in respect of FRS 17 were as follows:

	UK Schemes			USA Schemes		
	At 31 December 2003	At 31 December 2002	At 31 December 2001	**At 31 December 2003**	At 31 December 2002	At 31 December 2001
Rate of increase in salary costs	**3.50%**	3.25%	4.00%	**4.00%-5.00%**	4.00%	4.00%
Discount rate	**5.50%**	5.60%	6.00%	**6.00%-6.25%**	7.00%	7.00%
Inflation assumption	**2.75%**	2.25%	2.50%	**2.50%-3.00%**	2.50%	2.50%
Pensions increase	**2.75%**	2.25%	2.50%	**3.00%**	3.00%	3.00%

For the Dräger Aerospace scheme in Germany the following assumptions were used for 2003: rate of increase in salaries 4.00%, discount rate 5.50%, inflation 1.00% and rate of pensions increase 1.5%.

The assets of the various schemes are held in managed and segregated funds held with various companies. The fair value of the assets held at 31 December 2003 and the expected rates of return are as follows:

	Expected long term rate of return at 31 December **2003**		Value at 31 December **2003** **£m**		Expected long term rate of return at 31 December 2002		Value at 31 December 2002 £m		Expected long term rate of return at 31 December 2001		Value at 31 December 2001 £m	
	UK	**US**	**UK**	**US**	UK	US	UK	US	UK	US	UK	US
Equities	**8.00%**	**8.00%**	**181.7**	**8.0**	8.00%	9.00%	117.9	7.4	8.00%	9.00%	145.5	8.1
Bonds	**5.10%**	**4.50%**	**42.3**	**4.0**	5.00%	7.00%	28.7	3.6	5.50%	7.00%	30.1	4.8
Other	**3.75%**	**3.20%**	**19.4**	**0.4**	4.00%	4.00%	7.5	0.2	4.00%	4.00%	8.3	0.7
Total fair value of assets			**243.4**	**12.4**			154.1	11.2			183.9	13.6

The German scheme is unfunded and has no assets.

Notes to the Financial Statements continued

12 Employees continued

The funding position of the schemes in the group as calculated under FRS 17 as at 31 December 2003 was as follows:

	2003 £m	2002 £m	2001 £m
Total fair value of assets	**255.8**	165.3	197.5
Present value of scheme liabilities	**(326.1)**	(231.9)	(204.3)
Deficit in the scheme	**(70.3)**	(66.6)	(6.8)
Related deferred tax asset	**21.1**	20.0	2.1
Net pension deficit	**(49.2)**	(46.6)	(4.7)

The amounts in respect of the performance of the scheme are:

Analysis of the amount charged to operating profit	2003 £m	2002 Restated £m
Current service cost	**8.2**	8.0
Past service cost	–	–
Total operating charge	**8.2**	8.0

Analysis of the amount (charged)/credited to other finance income	2003 £m	2002 £m
Expected return on pension scheme assets	**12.7**	14.8
Interest cost	**(13.6)**	(12.2)
Net return	**(0.9)**	2.6

Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL)	2003 £m	2002 Restated £m
Actual return less expected return on pension scheme assets	**20.3**	(50.0)
Changes in assumptions underlying the scheme liabilities	**(29.7)**	(2.9)
Experience gains and losses arising on the scheme liabilities	**1.9**	(8.2)
Actuarial (loss) recognised in the STRGL	**(7.5)**	(61.1)

Movement in deficit during the year	2003 £m	2002 Restated £m
Deficit in scheme at beginning of the year	**(66.6)**	(6.8)
Current service cost	**(8.2)**	(8.0)
Contributions	**10.7**	6.7
Gain from acquisitions during the year	**2.2**	–
Past service cost	–	–
Other finance (charges)/income	**(0.9)**	2.6
Actuarial loss	**(7.5)**	(61.1)
Deficit in scheme at the end of the year	**(70.3)**	(66.6)

Amounts for 2002 in the tables above for current service cost, contributions and actuarial loss have been restated to reflect the correction of a misclassification between these components of the deficit. The value of the deficit in the schemes at the end of 2002 was not affected.

12 Employees continued

History of experience gains and losses

Difference between expected and actual return on scheme assets:	**2003**	2002 Restated
Amount (£m)	**20.3**	(50.0)
Percentage of scheme assets	**7.9%**	(30.2%)
Experience gains and losses on scheme liabilities:		
Amount (£m)	**1.9**	(8.2)
Percentage of the present value of the scheme liabilities	**0.6%**	(3.5%)
Total amount recognised in the STRGL		
Amount (£m)	**(7.5)**	(61.1)
Percentage of the present value of the scheme liabilities	**(2.3%)**	(26.3%)

Defined contribution schemes

Contributions paid by the group to defined contribution schemes in the year amounted to £6.4m (2002 - £5.6m). There were no significant contributions outstanding at the end of either 2002 or 2003.

Parent company

The contributions paid by the company are accounted for as a defined contribution scheme, as the company is unable to identify its share of the underlying assets and liabilities of the scheme. The cost of contributions to the group scheme for 2003 amounted to £927,000 (2002 - £225,000), being 58% (2002 - 23%) of pensionable salaries. No contributions to the scheme were outstanding at the end of either 2002 or 2003.

13 Intangible Fixed Assets

Group	Goodwill **£m**	Other **£m**	Total **£m**
Cost			
At 1 January 2003	**280.3**	**4.6**	**284.9**
Foreign exchange adjustments	**–**	**(0.2)**	**(0.2)**
Additions	**–**	**1.2**	**1.2**
Disposals	**0.6**	**–**	**0.6**
Adjustments to contingent consideration in respect of prior year acquisitions (note 22)	**(2.3)**	**–**	**(2.3)**
Undertakings acquired (note 29)	**112.6**	**–**	**112.6**
At 31 December 2003	**391.2**	**5.6**	**396.8**
Accumulated amortisation			
At 1 January 2003	**33.3**	**1.3**	**34.6**
Charge for the year	**15.8**	**0.5**	**16.3**
At 31 December 2003	**49.1**	**1.8**	**50.9**
Net book amount			
At 31 December 2003	**342.1**	**3.8**	**345.9**
At 1 January 2003	247.0	3.3	250.3

Other intangible fixed assets are purchased patents, licences and trade marks.

Notes to the Financial Statements continued

14 Tangible Fixed Assets

Group	Investment Properties £m	Land and Buildings Freehold £m	Long Leases £m	Short Leases £m	Plant and Machinery (including Aircraft & Vehicles) £m	Fixtures Fittings Tools and Equipment £m	Payments on Account and Assets Under Construction £m	Total £m
Cost or valuation								
At 1 January 2003 – cost	–	65.1	17.7	1.5	280.8	50.7	4.0	419.8
At 1 January 2003 – valuation	4.1	–	–	–	–	–	–	4.1
Foreign exchange adjustments	–	(0.6)	0.2	(0.3)	6.3	0.3	(0.6)	5.3
Additions	–	3.9	–	0.5	20.7	5.2	9.6	39.9
Undertakings acquired	–	14.3	–	0.8	20.7	2.2	0.4	38.4
Disposals	–	(2.3)	–	–	(5.3)	(1.7)	–	(9.3)
Undertakings disposed	–	(0.8)	(1.0)	(0.1)	(11.7)	(1.1)	–	(14.7)
Reclassifications	–	0.8	–	1.9	0.8	(0.3)	(3.2)	–
At 31 December 2003	4.1	80.4	16.9	4.3	312.3	55.3	10.2	483.5
Accumulated depreciation								
At 1 January 2003	–	14.9	3.4	0.8	175.6	35.0	–	229.7
Foreign exchange adjustments	–	(0.4)	–	(0.1)	2.3	0.1	–	1.9
Charge for the year	–	1.3	0.3	0.3	26.4	5.4	–	33.7
Undertakings acquired	–	–	–	0.2	4.9	1.1	–	6.2
Disposals	–	(1.5)	–	–	(5.4)	(1.0)	–	(7.9)
Undertakings disposed	–	(0.1)	(0.1)	–	(7.4)	(0.6)	–	(8.2)
Reclassifications	–	–	–	–	0.3	(0.3)	–	–
At 31 December 2003	–	14.2	3.6	1.2	196.7	39.7	–	255.4
Net book amount								
At 31 December 2003	4.1	66.2	13.3	3.1	115.6	15.6	10.2	228.1
At 1 January 2003	4.1	50.2	14.3	0.7	105.2	15.7	4.0	194.2

Investment properties are shown at open market value based upon a directors' valuation. The historic cost of these investment properties is £2.4m (2002 - £2.4m).

Assets capitalised held under finance leases included mainly in plant and machinery:

	2003 £m	2002 £m
Cost	0.7	0.7
Accumulated depreciation	(0.6)	(0.4)
Net book amount	0.1	0.3

	2003 £m	2002 £m
Capital commitments		
Contracts placed	4.3	4.2

14 Tangible Fixed Assets continued

Parent Company	Investment Properties £m	Plant and Machinery (including Aircraft & Vehicles) £m	Total £m
Cost or valuation			
At 1 January 2003	4.1	0.5	4.6
Additions	–	0.1	0.1
Disposals	–	(0.1)	(0.1)
At 31 December 2003	**4.1**	**0.5**	**4.6**
Accumulated amortisation			
At 1 January 2003	–	0.3	0.3
Charge for the year	–	0.1	0.1
Disposals	–	(0.1)	(0.1)
At 31 December 2003	**–**	**0.3**	**0.3**
Net book amount			
At 31 December 2003	**4.1**	**0.2**	**4.3**
At 1 January 2003	4.1	0.2	4.3

Investment properties are shown at open market value based upon a directors' valuation which equates to cost.
The parent company had no capital commitments at 31 December 2003 (2002 - £nil).

15 Fixed Asset Investments

	Group 2003 £m	Group 2002 £m
Investments in joint ventures		
At 1 January	12.1	9.2
Goodwill amortisation	(0.1)	(0.1)
Share of profit after tax for the year	2.9	3.0
At 31 December	**14.9**	12.1

Goodwill at cost of £1.8m (2002 - £1.8m) and net book amount of £1.3m (2002 - £1.4m) relating to joint ventures is included within interests in joint ventures at 31 December 2003. Related amortisation of £0.1m (2002 - £0.1m) has been charged during the year.

	Group 2003 £m	Group 2002 £m
Investment in associates		
At 1 January	1.0	1.4
Additional investment in year	0.4	–
Undertakings acquired	0.9	–
Foreign exchange	0.1	–
Share of loss after tax for the year	(0.8)	(0.4)
At 31 December	**1.6**	1.0

Details of joint ventures and associates are included in note 38.

Notes to the Financial Statements continued

15 Fixed Asset Investments continued

	Parent Company		
	Shares £m	Loans £m	2003 £m
Investment in group undertakings			
At 1 January	35.4	(3.4)	32.0
Additions	228.2	–	228.2
Acquired by placing of shares (note 23)	2.3	–	2.3
Disposal following placing of shares (note 23)	(2.3)	–	(2.3)
Disposals	(13.4)	–	(13.4)
At 31 December – cost	250.2	(3.4)	246.8

16 Investment in Own Shares

	Parent Company and Group	
	2003 £m	2002 £m
Investment in own shares		
At 1 January	1.4	1.4
Additions	–	1.4
Disposals	(1.4)	(1.4)
At 31 December	–	1.4

The investment in own shares of £1.4m in 2002 relates to 233,927 ordinary shares held by the group's qualifying employee share ownership trust ('QUEST'). The disposal of £1.4m relates to the sums received by the QUEST on the exercise of share options by participants in the above-mentioned scheme: the number of shares involved was 230,505, leaving 3,422 shares remaining at 31 December 2003 which have subsequently been distributed.

Under the terms of the trust deed, dividends have been waived on the shares held by the QUEST and all costs relating to the above scheme are dealt with in the consolidated profit and loss account as they accrue.

17 Stocks

	Group	
	2003 £m	2002 £m
Raw materials and consumables	72.4	64.0
Work in progress	96.6	83.2
Finished goods and goods for resale	28.4	14.6
Payments on account	(7.4)	(7.0)
	190.0	154.8

There is no significant difference between the replacement cost and the value of stocks shown.

18 Debtors

	Group 2003 £m	Group 2002 Restated £m	Parent Company 2003 £m	Parent Company 2002 £m
Amounts falling due within one year				
Trade debtors	**157.1**	145.3	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**204.2**	369.2
Amounts owed by joint ventures and associates (note 37)	**0.6**	0.7	**0.4**	0.3
Other debtors	**8.5**	9.1	**–**	–
Prepayments and accrued income	**21.4**	21.0	**3.6**	3.1
Amounts recoverable on contracts	**1.5**	0.5	**–**	–
Taxation recoverable	**1.5**	1.3	**–**	–
	190.6	177.9	**208.2**	372.6
Amounts falling due after more than one year				
Amounts owed by subsidiary undertakings	**–**	–	**310.8**	291.7
Other debtors	**0.2**	0.4	**–**	–
	0.2	0.4	**310.8**	291.7

19 Current Investments

	Group 2003 £m	Group 2002 £m	Parent Company 2003 £m	Parent Company 2002 £m
Listed investments	**0.1**	0.1	**0.1**	0.1

Investments above are stated at the lower of cost and market value. They are quoted on a recognised stock exchange in Great Britain and their market value at 31 December 2003 amounted to £0.2m (2002 - £0.1m).

20 Creditors: Amounts Falling Due Within One Year

	Group 2003 £m	Group 2002 £m	Parent Company 2003 £m	Parent Company 2002 £m
Borrowings				
Bank loans and overdrafts	**65.1**	61.5	**53.8**	140.1
Senior notes	**5.6**	3.1	**5.6**	3.1
Other borrowings	**9.6**	0.8	**–**	–
Finance leases	**0.1**	0.2	**–**	–
	80.4	65.6	**59.4**	143.2

Further details concerning borrowings are given in note 21.

Other borrowings include a loan of £8.0m (2003 - £nil) from joint venture companies.

	Group 2003 £m	Group 2002 £m	Parent Company 2003 £m	Parent Company 2002 £m
Other creditors				
Payments received on account	**26.5**	14.7	**0.1**	0.1
Trade creditors	**95.7**	84.9	**0.6**	0.2
Bills of exchange payable	**1.4**	1.8	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**15.6**	0.8
Amounts owed to joint ventures and associates (note 37)	**–**	5.3	**–**	–
Other creditors	**20.5**	21.5	**–**	–
Taxation payable	**33.8**	23.1	**6.3**	8.3
Payroll and other taxes, including social security	**18.2**	15.5	**1.7**	1.8
Accruals and deferred income	**41.4**	26.1	**3.5**	2.4
Proposed dividends – group	**22.0**	18.3	**22.0**	18.3
Dividends payable to minority interests	**0.3**	0.3	**–**	–
	259.8	211.5	**49.8**	31.9
Taxation payable				
UK corporation tax	**26.9**	18.6	**6.3**	8.3
Overseas tax	**6.9**	4.5	**–**	–
	33.8	23.1	**6.3**	8.3

Notes to the Financial Statements continued

21 Creditors: Amounts Falling Due After More Than One Year

	Group		Parent Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Borrowings				
Senior notes	**139.7**	161.5	**139.7**	161.5
Bank loans	**28.2**	30.6	–	–
Loan notes	**0.2**	0.9	–	–
Other borrowings	**12.0**	2.1	–	–
Finance leases†	**0.1**	0.1	–	–
	180.2	195.2	**139.7**	161.5

†Comprising obligations payable between one and two years.

	Group		Parent Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Other creditors				
Other	**11.0**	9.4	–	–
Accruals and deferred income	**0.7**	1.0	–	–
	11.7	10.4	–	–

	Group		Parent Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Borrowings				
Senior notes, debenture loans, bank loans, loan notes and other borrowings are repayable as follows:				
Between one and two years	**19.9**	11.1	**5.6**	6.2
Between two and five years	**26.2**	36.1	**8.4**	12.4
After five years	**134.1**	148.0	**125.7**	142.9
	180.2	195.2	**139.7**	161.5

Senior notes, repayable on maturity, were issued in October 2002. The facility comprises two series of notes. One for US$55m which has a bullet repayment after seven years and the other for US$170m which has a bullet repayment after ten years. The notes carry a fixed interest rate of 5.14% in respect of the seven year notes and a rate of 5.58% in respect of the ten year notes. These fixed rates have been swapped into rates that vary with LIBOR.

Senior notes, repayable by instalments, were issued in March 1996 and comprise two series of notes for US$25m, one with an average life of seven years and the other an average life of ten years. Repayments totalling US$15m have been made to date. The notes carry a fixed interest rate of 6.28% for the seven year notes and 6.42% for the ten year notes.

Loan notes, repayable in three years, carry a fixed interest rate of 4.25%.

22 Provisions for Liabilities and Charges

	Deferred Taxation Restated £m	Contingent Consideration £m	Other £m	Total Restated £m
Group				
At 1 January 2003 as previously stated	22.8	7.7	12.6	43.1
Prior year adjustment on adoption of FRS 17	(6.5)	–	–	(6.5)
At 1 January 2003 as restated	16.3	7.7	12.6	36.6
Provisions created	2.7	–	2.2	4.9
On acquisitions in the year	0.5	4.7	0.3	5.5
On disposal of subsidiary undertakings	(1.0)	–	–	(1.0)
Adjustment to contingent consideration in respect of prior year acquisitions (note 13)	–	(2.3)	–	(2.3)
Provisions released	–	–	(0.6)	(0.6)
Expenditure charged against provisions	–	(2.8)	(3.7)	(6.5)
Foreign exchange adjustments	(0.1)	–	0.8	0.7
Re-analysis from creditors	–	0.3	1.7	2.0
At 31 December 2003	18.4	7.6	13.3	39.3

The provisions for liabilities and charges, excluding deferred taxation, represent:

Class of provision	**Estimated repayment period**	Amount £m
Liabilities arising under operating leases	Over the next five years	4.0
Onerous trading contracts	Over the next three years	8.3
Warranty claims	Within one year	1.0
Contingent consideration	Within one year	2.2
Contingent consideration	Over one to two years	0.4
Contingent consideration	Over two to three years	0.2
Contingent consideration	Over three to four years	1.3
Contingent consideration	Over four to five years	3.5
		20.9

	Group 2003 £m	Group 2002 Restated £m	Parent Company 2003 £m	Parent Company 2002 £m
Deferred taxation				
The amount provided for represents:				
Accelerated capital allowances	14.2	16.9	–	0.4
Other timing differences	4.2	(0.6)	0.4	(0.4)
Deferred tax provision	18.4	16.3	0.4	–
Deferred tax asset on pension liability (see note 12)	(21.1)	(20.0)	–	–
	(2.7)	(3.7)	0.4	–

Notes to the Financial Statements continued

22 Provisions for Liabilities and Charges continued

Deferred taxation continued

	Group 2003 £m	Parent Company 2003 £m
At 1 January 2003 as previously stated	22.8	–
Prior year adjustment on adoption of FRS 17	(26.5)	–
At 1 January 2003 as restated	(3.7)	–
Provisions created	2.7	0.4
On acquisitions in the year	0.5	–
On disposal of subsidiary undertakings	(1.0)	–
Amount credited to Statement of Total Recognised Gains and Losses	(1.1)	–
Foreign exchange adjustments	(0.1)	–
At 31 December 2003	**(2.7)**	**0.4**

No provision has been made for additional taxation which might become payable in the event of a distribution of profits retained by overseas subsidiaries. No provision has been made for the deferred taxation attributable to the revaluation reserve as no liability is expected to arise.

23 Called Up Share Capital

	2003 £m	2002 £m
Authorised		
Equity		
147,920,000 (2002 - 147,920,000) 25p ordinary shares	37.0	37.0
Non equity		
20,000 (2002 - 20,000) 6% second cumulative preference shares of £1	–	–
	37.0	37.0
Allotted and fully paid		
Equity		
110,970,790 (2002 - 101,490,684) 25p ordinary shares	27.8	25.4
Non equity		
19,700 (2002 - 19,700) 6% second cumulative preference shares of £1	–	–
	27.8	25.4

On 9 July 2003 the company completed a private placing of 9,159,560 ordinary shares of 25p each in exchange for 11% of the equity and entire preference share capital of Lockman Capital Limited (LCL), a company incorporated in Jersey. LCL was incorporated to undertake the private placing. Prior to the private placing Cobham plc owned 89% of the share capital of LCL. The placing was made to a number of institutional investors. The market price on 9 July 2003 was £11.92.

In accordance with the provisions of merger relief under section 131 of the Companies Act 1985, the company recorded the cost of investment in LCL at the nominal value of the shares issued. On consolidation, the excess of the fair value over the nominal value of the shares issued has been recorded as a merger reserve. Also in 2003 the preference shares in LCL have been redeemed and £104.0m has been transferred to the profit and loss reserve. LCL is now in dissolution.

In addition to the placing, during the year 163,407 ordinary shares were issued in connection with the executive share option schemes, 18,303 were issued in connection with the Cobham Savings Related Share Option Scheme and 138,836 were issued in connection with the Cobham Long Term Incentive Plan. The aggregate nominal value of such shares was £0.1m and the cash consideration received net of costs was £1.1m. In addition £1.2m was transferred from other reserves to called up share capital and share premium account in relation to the Cobham Long Term Incentive Plan.

23 Called Up Share Capital continued

The following options over ordinary shares were outstanding as at 31 December 2003:

Dates granted	Number of Shares	Prices – pence	Dates normally exercisable
Cobham Savings Related Share Option Scheme			
1996 – 2003	**1,824,778** (2002 - 1,702,901)	**483 to 939**	**2004 – 2011**
Cobham Executive Share Option Scheme			
1996 – 2003	**1,477,639** (2002 - 1,317,457)	**315 to 1,186**	**1998 – 2013**

The 6% second cumulative preference shareholders are entitled to receive a fixed cumulative preference dividend at the rate of 6% per annum in priority to the payment of dividends on the ordinary shares (note 9). In addition, on a return of assets on the liquidation or otherwise of the company, the assets available for distribution are to be applied first in repaying to the holders of the 6% second cumulative preference shares the amounts paid up on their shares. On a show of hands every member holding 6% second cumulative preference shares who is present in person has one vote and on a poll every member has one vote for every £1 in nominal amount of the shares of which he is the holder. The 6% second cumulative preference shares are non-redeemable.

24 Reserves

	Share Premium Account £m	Merger Reserve £m	Revaluation Reserve £m	Other Reserve £m	Profit and Loss Account Restated £m	Total Restated £m
Group						
At 1 January 2003 as previously stated	76.3	–	1.7	1.3	254.5	333.8
Prior year adjustment – FRS 17 (note 3)	–	–	–	–	(61.8)	(61.8)
At 1 January 2003 as restated	76.3	–	1.7	1.3	192.7	272.0
Premium on share issues	1.0	104.0	–	–	–	105.0
Share issue costs	(1.7)	–	–	–	–	(1.7)
Long term incentive plan – issue of shares	1.2	–	–	(1.2)	–	–
Long term incentive plan – charge	–	–	–	0.6	–	0.6
Retained loss for the year	–	–	–	–	(13.1)	(13.1)
Goodwill resurrected on disposal of subsidiary undertaking	–	–	–	–	68.4	68.4
Release of merger reserve	–	(104.0)	–	–	104.0	–
Actuarial loss on defined benefit pension schemes*	–	–	–	–	(5.3)	(5.3)
Foreign exchange	–	–	–	–	2.1	2.1
At 31 December 2003	76.8	–	1.7	0.7	348.8	428.0

*Net of deferred tax

	Share Premium Account £m	Special Reserve £m	Other Reserve £m	Profit and Loss Account £m	Total £m
Parent Company					
At 1 January 2003	76.3	43.6	1.3	265.7	386.9
Premium on share issues	1.0	–	–	–	1.0
Share issue costs	(1.7)	–	–	–	(1.7)
Long term incentive plan – Issue of shares	1.2	–	(1.2)	–	–
Long term incentive plan – charge	–	–	0.6	–	0.6
Profit retained for the year	–	–	–	109.4	109.4
At 31 December 2003	76.8	43.6	0.7	375.1	496.2

Reserves are attributable to equity interests.

The cumulative goodwill written off directly to reserves on acquisitions, net of disposals, totals £108.5m from 1954 to 31 December 2003 (2002 - £176.9m).

The group's share of the post acquisition reserves of joint ventures and associates at 31 December 2003 was £11.3m (2002 - £9.2m).

The other reserve relates to provisions made in accordance with UITF 17 for shares allocated under the long term incentive plans.

The profit and loss account reserves include £49.2m (2002 - £46.6m) stated after deferred taxation of £21.1m (2002 - £20.0m) in respect of pension scheme liabilities of group pension funds.

Notes to the Financial Statements continued

25 Minority Interest

	Group £m
At 1 January 2003	0.8
Undertakings acquired	0.3
Share of profit	0.3
Dividend	(0.3)
At 31 December 2003	**1.1**

26 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2003 £m	2002 Restated £m
Operating profit	125.9	102.7
Depreciation	33.7	26.4
Amortisation of goodwill and intangibles	16.3	13.1
Profit on sale of fixed assets	(0.7)	(2.0)
Difference between pension charge and cash contribution	(2.5)	1.3
Provisions for liabilities and charges	–	(4.4)
Long term incentive plan	0.6	0.7
Increase in stocks	(22.0)	(10.8)
Decrease in debtors	1.2	2.2
(Decrease)/increase in creditors	(4.7)	6.7
Net cash inflow from operating activities	**147.8**	135.9

27 Analysis of Net Debt

	At 1 January 2003 £m	Cash Flow £m	Other non-cash changes £m	Exchange movements £m	At 31 December 2003 £m
Cash at bank and in hand	71.9	39.8	–	(5.6)	106.1
Current asset investments	0.1	–	–	–	0.1
Debt due within one year	(65.4)	(10.5)	(1.9)	(2.5)	(80.3)
Debt due after one year	(195.1)	11.0	(11.7)	15.7	(180.1)
Finance leases	(0.3)	0.1	–	–	(0.2)
		0.6			
Total	**(188.8)**	**40.4**	**(13.6)**	**7.6**	**(154.4)**

Other non-cash changes comprise borrowings on purchase of subsidiary and loans of subsidiary undertakings acquired.

	2003 £m	2002 £m
Senior notes, loans, other borrowings, debenture loans and finance leases	260.6	260.8
Cash at bank and in hand including short term deposits	(106.1)	(71.9)
Current investments	(0.1)	(0.1)
Net debt	**154.4**	188.8

Included in group and parent company cash at bank and in hand at 31 December 2003 is £3.0m held in an escrow account which relates to the disposal of Westwind. It is expected that this cash will be released from escrow in June 2005 and until then release is subject to the purchaser's approval.

28 Analysis of Cash Flows for Headings Netted in the Consolidated Cash Flow Statement

	2003 £m	2002 £m
a. Returns on Investments and Servicing of Finance		
Interest received	**2.4**	1.8
Interest paid	**(13.4)**	(10.4)
Net cash outflow from returns on investments and servicing of finance	**(11.0)**	(8.6)
b. Capital Expenditure and Financial Investment		
Payments to acquire tangible fixed assets	**(39.3)**	(32.5)
Payments to acquire intangible fixed assets other than goodwill	**(1.2)**	(0.4)
Receipts from sales of fixed assets	**1.3**	3.9
Net cash outflow for capital expenditure and financial investment	**(39.2)**	(29.0)
c. Acquisitions and Disposals		
Purchase of subsidiary undertakings	**(138.8)**	(32.8)
Net cash/(overdraft) acquired with subsidiary undertakings	**8.1**	(0.8)
Deferred and contingent consideration	**(3.6)**	(3.8)
Investment in associate	**(0.4)**	(1.4)
Sale of subsidiary undertaking	**21.2**	–
Net cash balances disposed of with subsidiary undertakings	**(1.5)**	–
Net cash outflow for acquisitions and disposals	**(115.0)**	(38.8)
d. Management of Liquid Resources		
Net sale of short term deposits	**–**	0.8
Net cash inflow from management of liquid resources	**–**	0.8
e. Financing		
Issue of ordinary share capital	**107.4**	4.8
Expenses on issue of ordinary share capital	**(1.7)**	–
Debt due within a year:		
increase/(repayment) of short term loans	**0.5**	(51.9)
increase/(repayment) of debenture loans and other borrowings	**10.0**	(4.1)
Debt due beyond a year:		
(decrease)/increase in long term borrowings	**(9.3)**	77.2
repayment of debenture loans and other borrowings	**(1.7)**	(3.7)
Capital element of finance lease rentals	**(0.1)**	(0.3)
Net cash inflow from financing	**105.1**	22.0

29 Purchase and Disposal of Undertakings

The acquisitions during the year were as follows:

By the Avionics division

- Orion Electronics Limited in Canada in January for C$14m
- Xybion Sensor Positioning Systems Division of Xybion Corporation in the USA in January for US$1.4m cash
- dB Systems Inc in the USA in May for $3.8m cash and $1.8m deferred consideration, payable up to 2008
- Atlas Composites Limited in the UK in May for £1.7m cash
- Novatech Designs Limited in Canada in June for C$1.4m cash
- Thales Antennas Limited (now renamed Racal Antennas Limited) in the UK in July for £5.5m cash
- Sea Tel Inc in the USA in September for $27.2m cash, $1.5m deferred consideration payable up to 2005 and $6.4m contingent consideration, payable up to 2008 and dependent on performance
- Nauticast AG of Austria in October for €3.0m cash
- ERA Technology Limited in the UK for £20.1m cash, £12.2m borrowings incurred in consideration, £4.2m deferred consideration payable up to 2004 and £1.8m contingent expenses payable up to 2008 and dependent on performance.

By the Aerospace Systems division

- Dräger Aerospace GmbH in Germany in June for €24.9m cash and €3.5m deferred consideration, payable June 2006
- Litton Life Support Unit of Northrop Grumman Corp in the USA in August for $76.0m cash
- Harrison Division of Sierracin Corporation in the USA in November for $10.4m cash, subject to a net asset adjustment

Notes to the Financial Statements continued

29 Purchase and Disposal of Undertakings continued

By the Flight Operations & Services division
- Trade and assets of TransAustralian Air in Australia in October for A$25.1m.

The amount accrued in the financial statements in respect of deferred and contingent consideration and expenses payable in future years in respect of acquisitions made in 2003 is £14.4m (2002 - £3.2m). The £14.4m represents the directors' best estimate of the liabilities which are expected to arise as a result of entering into the contracts to acquire the above businesses.

A summary of all the undertakings acquired showing book values and fair value adjustments is as follows:

	Book Values £m	Fair Value Adjustments: Revaluations £m	Fair Value Adjustments: Accounting Policies £m	Total £m
Tangible fixed assets	**32.5**	**(0.1)**	**(0.2)**	**32.2**
Intangible fixed assets	**7.5**	–	**(7.5)**	–
Investment in associates	**0.9**	–	–	**0.9**
Stocks	**20.7**	**(0.2)**	**(2.1)**	**18.4**
Debtors	**22.0**	–	–	**22.0**
Cash at bank and in hand	**8.1**	–	–	**8.1**
Creditors and provisions	**(28.4)**	**(1.6)**	**0.7**	**(29.3)**
Loans	**(1.4)**	–	–	**(1.4)**
Pension asset/(liability)	**(1.3)**	–	**3.5**	**2.2**
Minority interests	**(0.3)**	–	–	**(0.3)**
	60.3	**(1.9)**	**(5.6)**	**52.8**
Goodwill (note 13)				**112.6**
				165.4
Satisfied by:				
Cash and borrowings undertaken including expenses of acquisition (note 28c)				**138.8**
Borrowings incurred in consideration				**12.2**
Deferred and contingent consideration and expenses				**14.4**
				165.4

Fair value adjustments

Revaluations

The adjustments to tangible fixed assets and stocks represent the write-off of assets that had no economic benefit. The adjustment to creditors reflects additional losses on contracts and development costs not previously recognised.

Accounting policies

The adjustment in respect of tangible fixed assets relates to the harmonisation of depreciation rates in line with group policy. The adjustment to intangible fixed assets reflects the write off of items in line with group policy. The adjustment to stocks represents amendments to stock obsolescence provisions to align them with group policy. The adjustment to creditors and provisions reflects adjustments to warranty provisions offset by the deferred tax impacts of the fair value adjustments made. The adjustment to the pension asset/(liability) represents the impact of accounting for the acquired defined benefit schemes in line with the group's accounting policy for pensions.

Disposal of Westwind

	£m
Tangible fixed assets	**6.5**
Current assets	**13.6**
Creditors	**(3.7)**
Other	**0.5**
Goodwill previously written off to reserves	**68.4**
	85.3
Loss on disposal	**(64.1)**
Cash consideration (note 28c)	**21.2**

30 Derivatives and Other Financial Instruments

Set out below are the narrative disclosures relating to financial instruments. The numerical disclosures are set out in notes 31 to 34. The group has taken advantage of the exemption available under FRS 13 "Derivatives and other financial instruments" not to provide numerical disclosures in relation to short term debtors and creditors, other than currency risk disclosures.

Financial instruments

The group finances its operations through a mixture of retained profits and borrowings. The group does not use complex derivative financial instruments. Where it does use financial instruments these are mainly to manage the currency risks arising from normal operations and to raise finance for the group's operations. The group's financial instruments, other than derivatives, comprise borrowings, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The group also uses forward foreign currency contracts to manage transactional currency risks arising from the group's operations and interest rate swaps to manage interest rate risks.

It is, and has been throughout the period under review, the group's policy that no trading in financial instruments shall be undertaken.

Foreign currency risk is the most significant aspect for the group in the area of financial instruments. It is exposed to a lesser extent to other risks such as interest rate risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. The policies have remained unchanged throughout the year.

Foreign currency risk

The group, which is based in the UK and reports in sterling, has significant investment in overseas operations in the USA, with further investments in other EU countries, Australia, Canada, South Africa and Asia. As a result, the group's balance sheet can be affected by movements in these countries' exchange rates. The group's policy is to reduce, or eliminate where practicable, both structural and transactional foreign exchange risk. Where significant, currency denominated net assets are partially hedged by currency borrowings. Currency exposures are reviewed regularly and all significant foreign exchange transactions are approved by the parent company.

The pound/US dollar exchange rate is the most important as far as Cobham is concerned, particularly given the level of US dollars which the subsidiaries expect to receive from their normal business activities. In addition to the longer term borrowing structure, a number of financial instruments are used to manage the foreign exchange position, such as forward contracts. The most significant of these instruments is a foreign exchange contract, which was entered into in 1997, whereby the group has agreed to exchange dollars for sterling at a rate of £1: US$1.6263 over the period to 2012 with US$82m of this commitment being outstanding at 31 December 2003. Approximately US$13m of the commitment applies to 2004, US$53m from 2005 to 2008 with the balance of US$16m over the remaining four years. It is the group's current belief that the net dollar receipts from its subsidiaries will exceed the level of the outstanding commitment.

The group also has transactional currency exposures. Such exposures arise from sales and purchases by operating units in currencies other than the unit's functional currency. The group's policy is to minimise trading in subsidiaries' non operating currencies. However, where this is impractical the group will seek to reduce its exposure through the use of forward contracts.

The group does not hedge balance sheet and profit and loss translation exposures. Generally, borrowings are arranged in local currencies to provide a natural hedge against overseas assets.

Interest rate risk

The group has various long and short term borrowings, principally in sterling and US dollars, at fixed and floating rates of interest. The group is continually monitoring its exposure to movements in interest rates in order to bring greater stability and certainty with respect to borrowing costs. Group policy is to assess borrowings with regard to fixed or variable rates of interest depending on prevailing market conditions, including instances where interest rate swaps are used.

Surplus funds are placed on short term deposit. These deposits have floating rates of interest, and thus there is some modest exposure to interest rates.

Liquidity risk

The group has a strong cash flow and where practicable the funds generated by operating companies are managed on a regional basis. For short term working capital purposes in the UK, most operating companies utilise local bank facilities within an overall group arrangement. In the USA a central treasury function is maintained which all US subsidiaries use. These practices allow a balance to be maintained between continuity of funding, security and flexibility.

As regards liquidity, the group's policy has throughout the year been to maintain a mix of short, medium and long term borrowings with their lenders. The private placement of Cobham guaranteed senior notes which raised US$225m in October 2002 enabled the group to reduce short term and increase long term borrowings. Short term flexibility is achieved by overdraft facilities. Details of the year end position, which is in accordance with this policy, are given in note 33. It is, in addition, the group's policy to maintain undrawn committed borrowing facilities in order to provide flexibility in the management of the group's liquidity; details are also given in note 33.

Notes to the Financial Statements continued

31 Foreign Currency Risk

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the group.

Net foreign currency monetary (liabilities)/assets

	Sterling £m	US dollars £m	Australian dollars £m	EU currencies £m	Other currencies £m	Total £m
Functional currency of group operation:						
Sterling	–	(71.8)	0.7	0.5	(0.7)	(71.3)
US dollars	0.4	–	–	(2.6)	0.7	(1.5)
Australian dollars	(0.9)	1.6	–	–	2.0	2.7
EU currencies (excluding sterling)	(17.3)	4.2	–	–	(0.3)	(13.4)
Other currencies	(1.9)	4.7	–	(1.5)	–	1.3
At 31 December 2003	**(19.7)**	**(61.3)**	**0.7**	**(3.6)**	**1.7**	**(82.2)**

	Sterling £m	US dollars £m	Australian dollars £m	EU currencies £m	Other currencies £m	Total £m
Functional currency of group operation:						
Sterling	–	(134.9)	10.9	4.3	1.4	(118.3)
US dollars	0.3	–	–	–	(0.3)	–
Australian dollars	(0.5)	(1.1)	–	–	2.0	0.4
EU currencies (excluding sterling)	(14.7)	3.7	–	–	–	(11.0)
Other currencies	(2.1)	4.6	–	–	–	2.5
At 31 December 2002	(17.0)	(127.7)	10.9	4.3	3.1	(126.4)

The amounts shown in the table above take into account the effect of any forward currency contracts entered into for the purpose of managing these currency exposures.

Hedges of foreign currency transactions

As described above, it is the group's policy to partially hedge foreign currency denominated net assets by currency borrowings. As these are not formally matched, the group recognises all gains and losses on these in the period in which they are incurred.

32 Interest Rate Risk

Interest rate risk and profile of financial liabilities

The interest rate risk profile of the group's financial liabilities was:

	Floating rate financial liabilities		Fixed rate financial liabilities		Financial liabilities on which no interest is paid		Total	
	2003	2002 Restated	**2003**	2002 Restated	**2003**	2002	**2003**	2002
Currency	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m
Sterling	**46.1**	42.3	**8.3**	0.1	**7.4**	7.6	**61.8**	50.0
US dollars	**144.0**	149.5	**19.8**	27.7	**5.4**	6.2	**169.2**	183.4
Australian dollars	**0.1**	0.7	**17.8**	18.7	**0.7**	–	**18.6**	19.4
EU currencies (excluding sterling)	**16.4**	14.1	**5.9**	7.3	**8.7**	0.9	**31.0**	22.3
Other currencies	**1.8**	0.4	**–**	–	**0.2**	0.6	**2.0**	1.0
At 31 December	**208.4**	207.0	**51.8**	53.8	**22.4**	15.3	**282.6**	276.1

All the group's short term creditors (other than borrowings) are excluded from the above tables either due to the exemption granted to short term items or because they do not meet the definition of a financial liability. In addition provisions for liabilities and charges of £23.3m (2002 - £23.3m) and long term creditors of £5.7m (2002 - £8.4m) have been excluded as they do not meet the definition of a financial liability under FRS 13.

In order to reflect the associated interest rate swap, the US dollar senior notes issued in 2002 have been classified as floating rate financial liabilities. The 2002 comparatives have been restated to reflect this classification.

32 Interest Rate Risk continued

Interest rate risk and profile of financial liabilities continued

	Fixed rate financial liabilities				Financial liabilities on which no interest is paid	
	Weighted average interest rate %		Weighted average period for which rate is fixed – years		Weighted average period until maturity – years	
Currency	**2003**	2002 Restated	**2003**	2002 Restated	**2003**	2002
Sterling	**7.0**	4.4	**1.6**	4.1	**4.0**	1.8
US dollars	**6.3**	6.6	**2.2**	2.9	**4.8**	2.5
Australian dollars	**6.6**	2.3	**0.8**	1.7	**1.0**	–
EU currencies (excluding sterling)	**4.8**	5.0	**2.1**	2.6	**1.5**	1.5
Other currencies	**–**	–	**–**	–	**1.0**	0.5
At 31 December	**6.1**	4.9	**1.6**	2.4	**3.1**	2.0

The floating rate liabilities comprise borrowings and overdrafts that bear interest at rates based on the appropriate LIBOR and base rates.

Interest rate risk and profile of financial assets

Currency	**2003 £m**	2002 £m
Sterling	**23.1**	13.3
US dollars	**64.5**	43.0
Australian dollars	**8.6**	8.2
EU currencies (excluding sterling)	**6.1**	3.5
Other currencies	**4.0**	4.4
At 31 December	**106.3**	72.4
Floating rate	**100.7**	68.0
Fixed rate	**1.1**	0.7
No interest paid	**4.5**	3.7
At 31 December	**106.3**	72.4

The financial assets comprise cash, short term deposits and current investments at short term money market rates applicable to the currency together with certain long term debtors that meet the definition of financial assets under FRS 13. Of the fixed rate financial assets, £1.1m (2002 - £0.7m) is denominated in US dollars and the interest rate applied is 1.2%, fixed for approximately three years. Of the long term debtors of £0.2m (2002 - £0.4m), £0.1m (2002 - £nil) has been excluded as it does not meet the definition of a financial asset under FRS 13.

33 Liquidity Risk

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities, other than short term creditors, was as follows:

	Debt		Finance leases		Provisions and long term creditors		Total	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Within one year, or on demand	**80.3**	65.4	**0.1**	0.2	**5.0**	3.2	**85.4**	68.8
Between one and two years	**19.8**	11.0	**0.1**	0.1	**7.2**	2.4	**27.1**	13.5
Between two and five years	**26.2**	36.1	**–**	–	**9.8**	9.7	**36.0**	45.8
Over five years	**134.1**	148.0	**–**	–	**–**	–	**134.1**	148.0
At 31 December	**260.4**	260.5	**0.2**	0.3	**22.0**	15.3	**282.6**	276.1

Notes to the Financial Statements continued

33 Liquidity Risk continued

Borrowing facilities

The group has the following undrawn committed borrowing facilities in various currencies available in respect of which all conditions precedent had been met. These facilities are at floating interest rates:

	2003 £m	2002 £m
Expiring within one year	**45.3**	92.5
Expiring between one and two years	**–**	–
Expiring between two and five years	**21.6**	–
Expiring in over five years	**108.1**	119.7
At 31 December	**175.0**	212.2

34 Fair values

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and liabilities. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. For floating rate loans, fair values closely approximate to cost.

	Book Value		Fair Value	
31 December	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Primary financial instruments held or issued to finance the group's operations:				
Short term borrowings	**(80.4)**	(65.6)	**(80.6)**	(65.8)
Long term borrowings	**(180.2)**	(195.2)	**(184.1)**	(201.6)
Other long term creditors	**(6.0)**	(2.0)	**(6.0)**	(2.0)
Provisions for liabilities and charges	**(16.0)**	(13.3)	**(16.0)**	(13.3)
Cash in hand	**106.1**	71.9	**106.1**	71.9
Current asset investments	**0.1**	0.1	**0.2**	0.1
Other long term debtors	**0.1**	0.4	**0.1**	0.4
Derivative financial instruments held to manage the currency profile:				
Interest rate swaps	**–**	–	**1.8**	4.2
Currency swaps	**–**	–	**–**	(3.0)

Of the unrecognised profits and losses on interest rate swaps at 31 December 2002, a profit of £4.2m (2002 - £nil) was recognised in the profit and loss account in the year. At 31 December 2003, a profit of £4.0m is expected to be recognised in the profit and loss account in the forthcoming year. The instrument disclosed as a currency swap in 2002 has been reclassified as a forward foreign currency contract in 2003 to reflect its nature.

	Book Value		Fair Value	
31 December	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Derivative financial instruments held to hedge the currency exposure on expected future sales:				
Forward foreign currency contracts	**6.0**	(4.8)	**12.8**	3.0

Of the unrecognised profits in forward foreign currency contracts at 31 December 2002, no material gain or loss (2002 - £0.8m loss) was recognised in the profit and loss account in the year. At 31 December 2003 a profit of £0.8m (2002 - £0.1m loss) is expected to be recognised in the profit and loss account in the forthcoming year.

35 Operating Leases

The following annual operating lease commitments existed at the year end:

	Group			
	Land and Buildings		Other	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Annual commitments which expire:				
Within one year	**0.5**	0.5	**4.9**	3.6
Between one and five years	**1.7**	1.3	**11.7**	18.1
In five years or more	**0.9**	1.0	**2.6**	0.5
	3.1	2.8	**19.2**	22.2

36 Contingent Liabilities

As at 31 December 2003 the parent company had contingent liabilities in respect of bank and contractual performance guarantees and other matters arising in the ordinary course of business entered into for or on behalf of certain group undertakings. It is not expected that any material liability will arise in respect thereof.

37 Related Party Transactions

Directors

The directors of Cobham plc had no material transactions with the company during the year, other than as a result of service agreements. Details of the directors' remuneration are disclosed in the remuneration report.

Joint ventures and associates

The following transactions took place between the group and its joint venture and associate companies during the year:

	2003 **£m**	2002 £m
Increase/(reduction) in short term loan movements	**2.7**	(2.9)
Net sales of goods, contracts and services	**0.4**	0.7
Investment in associates (note 15)	**1.3**	1.4

The following balances relating to joint ventures and associates were included in the consolidated balance sheet at the year end:

	2003 **£m**	2002 £m
Receivable balances:		
Trading balances (note 18)	**0.6**	0.7
Payable balances:		
Amounts owed to joint ventures and associates (note 20)	**–**	5.3
Other borrowings (note 20)	**8.0**	–

Notes to the Financial Statements continued

38 Principal Interests in Undertakings

All subsidiary undertakings have been included in the consolidation. Excluding the discontinued Westwind operation, the undertakings which, in the opinion of the directors, principally affected the results for the year or the net assets of the group were:

Undertaking	Country of Registration/Incorporation and Operation	Class of Shares/stocks	Percentage of Nominal Value of Shares Held
Aerospace Systems			
Carleton Technologies Inc.	USA	Common	100
Carleton Life Support Systems Inc.	USA	Common	100
Cobham Fluid Systems Limited*	England	Ordinary	100
Conax Florida Corporation	USA	Common	100
Dräger Aerospace GmbH	Germany	Ordinary	100
Flight Refuelling Limited*	England	Ordinary	100
FR Countermeasures Inc.	USA	Common	100
FR-HiTEMP Limited	England	Ordinary	100
Sargent Fletcher Inc.	USA	Common	100
Stanley Aviation Corporation	USA	Preferred & Common	100
Avionics			
ACR Electronics Inc.	USA	Common	100
Air Précision S.A.	France	Ordinary	100
Applied Composites A.B.	Sweden	Ordinary	100
Artex Aircraft Supplies Inc.	USA	Common	100
Atlantic Microwave Corporation	USA	Common	100
Atlas Composites Limited	England	Ordinary	100
Chelton Antennas S.A.	France	Ordinary	100
Chelton Avionics Inc.	USA	Common	100
Chelton Avionics (Proprietary) Limited	South Africa	Ordinary	100
Chelton Defence Communications Limited	England	Ordinary	100
Chelton (Electrostatics) Limited	England	Ordinary	100
Chelton Flight Systems Inc.	USA	Common	100
Chelton Inc.	USA	Common	100
Chelton Limited*	England	Ordinary	100
Chelton Radomes Limited	England	Ordinary	100
Chelton Radomes Witney Limited	England	Ordinary	100
Cobham Composites Limited	England	Ordinary	100
Comant Industries Inc.	USA	Common	100
Continental Microwave & Tool Co. Inc.	USA	Common	100
Credowan Limited	England	Ordinary	100
Culham Electromagnetics and Lightning Limited	England	Ordinary	100
ERA Technology Limited	England	Ordinary	100
European Antennas Limited	England	Ordinary	100
Hyper Technologies S.A.	France	Ordinary	100
Kevlin Corporation	USA	Common	100
Label S.A.	France	Ordinary	100
Micromill Electronics Limited	England	Ordinary	100
Nauticast AG	Austria	Ordinary	100
Northern Airborne Technology Limited	Canada	Common	99.1
Novatech Design Limited	Canada	Common	100
Nurad Technologies Inc.	USA	Common	100
Omnipless Manufacturing (Proprietary) Limited*	South Africa	Ordinary	100
Orion Electronics Limited	Canada	Common	100
Racal Antennas Limited	England	Ordinary	100
Salies S.A.	France	Ordinary	100
Sea Tel Inc.	USA	Common	100
Seimac Limited	Canada	Common	100
Sivers Lab A.B.	Sweden	Ordinary	100
Slingsby Aviation Limited	England	Ordinary	100
TEAM S.A.	France	Ordinary	98.7
Flight Operations & Services			
Aviation Défense Service S.A. (joint venture)	France	Ordinary	45
Bournemouth Aviation Services Company Limited (associate)	England	Ordinary	40
FB Heliservices Limited (joint venture)	England	Ordinary	50
FBS Limited (joint venture)	England	Ordinary	50
Flight Precision Limited	England	Ordinary	51
FR Aviation Group Limited*	England	Ordinary	100
FR Aviation Limited	England	Ordinary	100
FR Aviation Services Limited	England	Ordinary	100
National Air Support Pty Limited	Australia	Ordinary	100
National Jet Systems Pty Limited	Australia	Ordinary	100
Surveillance Australia Pty Limited	Australia	Ordinary	100

In the case of the companies marked*, the stated percentage nominal value of issued shares is held by, or by a nominee for, Cobham plc. Otherwise, shares are held by, or by a nominee for, a subsidiary undertaking of Cobham plc.

Group Financial Record

	1999 £m	2000 £m	2001 Restated £m	2002 Restated £m	2003 £m
Turnover	435.2	568.4	721.8	734.6	**832.6**
Underlying Profit before Taxation	72.6	90.2	103.5	115.8	**135.3**
Profit before Taxation	69.7	89.0	87.5	99.9	**54.5**
Taxation	(21.7)	(26.4)	(27.7)	(28.1)	**(36.0)**
Profit after Taxation	48.0	62.6	59.8	71.8	**18.5**
Minority interest	(0.2)	(0.2)	(0.2)	(0.3)	**(0.3)**
Attributable to Shareholders	47.8	62.4	59.6	71.5	**18.2**
Dividends	(17.3)	(20.2)	(23.6)	(25.9)	**(31.3)**
Profit/(Loss) Retained	30.5	42.2	36.0	45.6	**(13.1)**
Net Assets Employed					
Intangible assets	62.2	165.3	243.9	250.3	**345.9**
Tangible assets	136.5	186.6	191.0	194.2	**228.1**
Investments	4.4	5.6	10.6	14.5	**16.5**
Current assets	252.0	306.1	385.0	405.1	**487.0**
	455.1	663.6	830.5	864.1	**1,077.5**
Current liabilities	(168.3)	(277.8)	(318.0)	(277.1)	**(340.2)**
Long term liabilities	(64.9)	(114.9)	(198.5)	(242.2)	**(231.2)**
Net assets excluding pension liabilities	221.9	270.9	314.0	344.8	**506.1**
Pension liabilities	–	–	–	(46.6)	**(49.2)**
Net assets including pension liabilities	221.9	270.9	314.0	298.2	**456.9**
Financed by					
Ordinary share capital	24.7	24.8	25.2	25.4	**27.8**
Reserves	196.8	245.5	288.0	272.0	**428.0**
Shareholders' Funds	221.5	270.3	313.2	297.4	**455.8**
Minority interest	0.4	0.6	0.8	0.8	**1.1**
	221.9	270.9	314.0	298.2	**456.9**

	p	p	p	p	p
Dividend per ordinary share	17.55	20.20	23.23	25.60	**28.16**
Earnings per ordinary share – underlying	51.4	64.2	75.4	86.4	**93.5**
Earnings per ordinary share – basic	48.5	63.0	59.4	70.7	**17.2**
Earnings per ordinary share – fully diluted	48.0	62.3	58.8	70.2	**17.1**
Net assets per ordinary share	225	273	311	294	**412**

	£m	£m	£m	£m	£m
Market capitalisation	765	1,040	1,086	1,035	**1,295**

Notes: Underlying profit before taxation represents the profit on ordinary activities before taxation, amortisation of goodwill, integration costs and exceptional items.

In 2001 long term liabilities and reserves were restated to reflect the impact of adopting FRS 19 'Deferred Tax' in 2002.

In 2002 current assets, long term liabilities, pension liabilities and profit/(loss) retained have been restated to reflect the adoption of FRS 17 'Retirement Benefits'. Years prior to 2002 have not been restated for this adoption of FRS 17.

Shareholder Information

Analysis of Shareholders

(a) At 31 December 2003 5,149 ordinary shareholders were on the register compared with 5,496 at 31 December 2002.

(b) Analysis of ordinary shareholders on the register at 31 December 2003:

Size of holding	Number of registered holders	Percentage of registered holders %	Number of ordinary shares held (000's)	Percentage of ordinary shares %
Up to 1,000	3,760	73.02	976,196	0.88
1,001 – 10,000	940	18.26	2,836,744	2.56
10,001 – 50,000	221	4.29	5,378,354	4.85
50,001 – 250,000	141	2.74	16,289,249	14.68
250,001 – 1,000,000	65	1.26	31,642,881	28.51
1,000,001 and above	22	0.43	53,847,366	48.52
	5,149	100	110,970,790	100
Category				
Private persons	3,935	76.42	7,566,583	6.82
Nominees	1,120	21.75	100,318,991	90.40
Insurance companies	2	0.04	1,100,778	0.99
Pension funds	2	0.04	206	0.01
Other corporate bodies	90	1.75	1,984,232	1.78
	5,149	100	110,970,790	100

Source: Lloyds TSB Registrars.

Registrars

Enquiries concerning shareholdings or dividends should, in the first instance, be addressed to the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0)870 600 3970). Shareholders should promptly notify the registrars of any change of address or other particulars.

The registrars now provide a range of shareholders' services on line. The portfolio service provides access to information on investments including balance movements, indicative share prices and information on recent dividends and also enables address and mandate details to be amended on line. For further information and practical help on transferring shares or updating your details, please visit www.shareview.co.uk. The share dealing service enables shares to be sold by UK shareholders by telephone or over the internet. For telephone sales please call 0870 850 0852 between 8.30 a.m. and 4.30 p.m. For internet sales please visit www.shareview.co.uk/dealing.

Individual Savings Accounts (ISAs)

The company has introduced corporate sponsored ISAs through The Share Centre Limited, an independent stockbroker. Further information may be obtained from The Share Centre Limited on +44 (0)1296 414444 or by writing to The Share Centre Limited, PO Box 2000, Aylesbury, Bucks HP21 8ZB. Alternatively, details can be requested via e-mail: cobham@share.co.uk.

Capital Gains Tax

For the information of shareholders who held Cobham plc ordinary shares on 31 March 1982, the market value, adjusted for capitalisation and rights issues, of the company's ordinary shares on that date for capital gains tax purposes was 86.02p.

Financial Calendar

Annual general meeting	16 June 2004
Final dividend (if approved)	2 July 2004
Interim results	September 2004
Interim dividend	December 2004

Registered Office

Brook Road, Wimborne, Dorset BH21 2BJ
Telephone: +44 (0)1202 882020
Facsimile: +44 (0)1202 840523
Internet: www.cobham.com
Registered in England No. 30470

PRODUCED BY ROYLE FINANCIAL PRINT LIMITED, LONDON



Cobham plc
Brook Road
Wimborne
Dorset
BH21 2BJ
United Kingdom

Telephone
+44 (0)1202 882020

Facsimile
+44 (0)1202 840523

Internet
www.cobham.com

